UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

(Commission File No. 001-40302)

PAYSAFE LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Paysafe Limited

2 Gresham Street

London, United Kingdom EC2V 7AD

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Information Contained in this Form 6-K Report

Financial Statements

This report contains Paysafe Limited’s (“the Company”) Unaudited Condensed Consolidated Interim Financial Statements as of September 30, 2024, including Management’s Discussion and Analysis of Financial Condition and Results of Operations for the period presented therein.

Incorporation by Reference

This Report shall be deemed to be incorporated by reference into the registration statement of the Company on Form F-3 (No. 333-263910), Form S-8 (No. 333-256692), Form S-8 (No. 333-270582), and Form S-8 (No. 333-279401) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit	Description

101.INS	Inline XBRL Instance Document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)*

*Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Paysa
PAYSAFE LIMITED

By:	/s/ John Crawford
Name:	John Crawford
Title:	Chief Financial Officer

Date: November 13, 2024

TABLE OF CONTENTS

1.	Condensed Consolidated Interim Financial Statements (Unaudited) – September 30, 2024	F-1

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	1

Paysafe Limited

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

(Unaudited)

(U.S. dollars in thousands, except per share data)

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
Revenue	$427,103	$396,410	$1,284,765	$1,186,597
Cost of services (excluding depreciation and amortization)	178,099	164,077	532,297	489,630
Selling, general and administrative	143,907	121,195	438,774	383,106
Depreciation and amortization	70,088	67,074	207,028	197,046
Impairment expense on goodwill and intangible assets	119	—	795	275
Restructuring and other costs	340	835	1,520	4,165
Loss on disposal of subsidiaries and other assets, net	187	—	508	—
Operating income	34,363	43,229	103,843	112,375
Other (expense) / income, net	(14,742)	9,661	2,010	19,584
Interest expense, net	(35,546)	(38,421)	(107,646)	(112,639)
(Loss) / income before taxes	(15,925)	14,469	(1,793)	19,320
Income tax (benefit) / expense	(2,948)	17,018	9,558	27,442
Net loss	$(12,977)	$(2,549)	$(11,351)	$(8,122)

Net loss per share – basic	$(0.21)	$(0.04)	$(0.19)	$(0.13)
Net loss per share – diluted	$(0.21)	$(0.04)	$(0.19)	$(0.13)

Net loss	$(12,977)	$(2,549)	$(11,351)	$(8,122)
Other comprehensive loss, net of tax of $0:
Gain / (loss) on foreign currency translation	18,108	(8,853)	4,441	1,525
Total comprehensive income / (loss)	$5,131	$(11,402)	$(6,910)	$(6,597)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Paysafe Limited

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Unaudited)

(U.S. dollars in thousands, except share data)

	September 30, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	$241,381	$202,322
Customer accounts and other restricted cash	1,052,698	1,295,947
Accounts receivable, net of allowance for credit losses of $6,673 and $5,240, respectively	180,298	162,081
Settlement receivables, net of allowance for credit losses of $4,661 and $5,197, respectively	157,828	171,224
Prepaid expenses and other current assets	65,971	74,919
Total current assets	1,698,176	1,906,493
Deferred tax assets	77,273	77,273
Property, plant and equipment, net	22,567	17,213
Operating lease right-of-use assets	38,251	22,120
Derivative financial assets	4,794	10,427
Intangible assets, net	1,038,937	1,163,935
Goodwill	2,029,948	2,023,402
Other assets – non-current	11,900	6,838
Total assets	$4,921,846	$5,227,701

Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$205,386	$202,699
Short-term debt	10,190	10,190
Funds payable and amounts due to customers	1,252,369	1,477,017
Operating lease liabilities – current	7,592	8,233
Contingent consideration payable – current	9,884	11,828
Liability for share-based compensation – current	6,494	2,701
Total current liabilities	1,491,915	1,712,668
Non-current debt	2,421,228	2,491,643
Operating lease liabilities – non-current	34,725	16,963
Deferred tax liabilities	92,590	111,705
Warrant liabilities	1,342	1,423
Derivative financial liabilities – non-current	377	—
Liability for share-based compensation – non-current	2,320	3,108
Contingent consideration payable – non-current	325	6,878
Total non-current liabilities	2,552,907	2,631,720
Total liabilities	4,044,822	4,344,388
Commitments and contingent liabilities
Shareholders' equity
Common shares - $0.012 par value; 1,600,000,000 shares authorized; 62,448,787 shares issued and 60,772,972 outstanding as of September 30, 2024 and 61,719,443 shares issued and outstanding as of December 31, 2023	750	741
Additional paid in capital	3,191,624	3,166,012
Accumulated deficit	(2,271,045)	(2,259,694)
Treasury shares - at cost; 1,675,815 shares as of September 30, 2024 and 0 shares as of December 31, 2023	(25,000)	—
Accumulated other comprehensive loss	(19,305)	(23,746)
Total shareholders' equity	877,024	883,313
Total liabilities and shareholders' equity	$4,921,846	$5,227,701

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Paysafe Limited

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(Unaudited)

(U.S. dollars in thousands)

	Common shares	Additional paid in capital	Accumulated deficit	Treasury shares	Accumulated other comprehensive loss	Total Shareholders' equity
January 1, 2024	$741	$3,166,012	$(2,259,694)	$—	$(23,746)	$883,313
Net income	-	-	3,056	-	-	3,056
Loss on foreign currency translation, net of tax of $0	-	-	-	-	(7,612)	(7,612)
Restricted stock units issued (Note 10)	1	(1)	-	-	-	-
Share-based compensation	-	9,149	-	-	-	9,149
Common shares repurchased (Note 11)	-	-	-	(14,000)	-	(14,000)
March 31, 2024	$742	$3,175,160	$(2,256,638)	$(14,000)	$(31,358)	$873,906
Net loss	-	-	(1,430)	-	-	(1,430)
Loss on foreign currency translation, net of tax of $0	-	-	-	-	(6,055)	(6,055)
Restricted stock units issued (Note 10)	7	(7)	-	-	-	-
Share-based compensation	-	5,589	-	-	-	5,589
Common shares repurchased (Note 11)	-	-	-	(11,000)	-	(11,000)
Capital contribution (Note 10)	-	1,843	-	-	-	1,843
June 30, 2024	$749	$3,182,585	$(2,258,068)	$(25,000)	$(37,413)	$862,853
Net loss	-	-	(12,977)	-	-	(12,977)
Gain on foreign currency translation, net of tax of $0	-	-	-	-	18,108	18,108
Restricted stock units issued (Note 10)	1	(1)	-	-	-	-
Share-based compensation	-	9,040	-	-	-	9,040
September 30, 2024	$750	$3,191,624	$(2,271,045)	$(25,000)	$(19,305)	$877,024

	Common shares	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive loss	Total Shareholders' equity
January 1, 2023	$730	$3,136,426	$(2,239,443)	$(38,076)	$859,637
Net loss	-	-	(3,808)	-	(3,808)
Gain on foreign currency translation, net of tax of $0	-	-	-	2,174	2,174
Restricted stock units issued	6	(6)	-	-	-
Share-based compensation	-	2,925	-	-	2,925
Conversion of liability classified award to equity (Note 10)	-	6,276	-	-	6,276
Capital contribution	-	3,707	-	-	3,707
March 31, 2023	$736	$3,149,328	$(2,243,251)	$(35,902)	$870,911
Net loss	-	-	(1,765)	-	(1,765)
Gain on foreign currency translation, net of tax of $0	-	-	-	8,204	8,204
Restricted stock units issued	4	(4)	-	-	—
Share-based compensation	-	6,814	-	-	6,814
June 30, 2023	$740	$3,156,138	$(2,245,016)	$(27,698)	$884,164
Net loss	-	-	(2,549)	-	(2,549)
Loss on foreign currency translation, net of tax of $0	-	-	-	(8,853)	(8,853)
Shares issued upon warrants exercised	-	5	-	-	5
Restricted stock units issued	0	0	-	-	-
Share-based compensation	-	5,140	-	-	5,140
September 30, 2023	$740	$3,161,283	$(2,247,565)	$(36,551)	$877,907

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Paysafe Limited

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

(U.S. dollars in thousands)

	Nine months ended September 30,
	2024	2023
Cash flows from operating activities
Net loss	$(11,351)	$(8,122)
Adjustments for non-cash items:
Depreciation and amortization	208,006	197,046
Unrealized foreign exchange loss	7,139	4,907
Deferred tax (benefit) / expense	(17,751)	17,453
Interest expense, net	(1,662)	5,392
Share-based compensation	35,015	23,061
Other income, net	(6,939)	(19,828)
Impairment expense on goodwill and intangible assets	795	275
Allowance for credit losses and other	28,841	13,857
Loss on disposal of subsidiary and other assets, net	508	—
Non-cash lease expense	6,718	6,686
Movements in working capital:
Accounts receivable, net	(42,214)	(15,857)
Prepaid expenses and other current assets	(7,635)	(1,332)
Accounts payable and other liabilities	(7,769)	(26,623)
Income tax receivable	3,208	(24,485)
Net cash flows provided by operating activities	194,909	172,430
Cash flows in investing activities
Purchase of property, plant & equipment	(11,434)	(12,129)
Purchase of merchant portfolios	(7,224)	(26,749)
Other intangible asset expenditures	(68,409)	(69,393)
Cash inflow / (outflow) from merchant reserves	6,510	(24,400)
Receipts under derivative financial instruments	7,234	7,520
Other investing activities	1,958	(410)
Net cash flows used in investing activities	(71,365)	(125,561)
Cash flows from financing activities
Cash settled equity awards	—	(484)
Proceeds from exercise of warrants	—	5
Repurchases of shares withheld for taxes	(6,641)	(7,857)
Proceeds from employee share purchase plan	159	—
Purchase of treasury shares	(25,000)	—
Settlement funds - merchants and customers, net	(220,123)	(527,798)
Repurchases of borrowings	(80,253)	(124,344)
Proceeds from loans and borrowings	159,291	90,138
Repayments of loans and borrowings	(124,916)	(68,592)
Payment of debt issuance costs	(491)	—
Proceeds under line of credit	650,000	675,000
Repayments under line of credit	(675,000)	(675,000)
Contingent consideration paid	(8,949)	(9,210)
Net cash flows used in financing activities	(331,923)	(648,142)
Effect of foreign exchange rate changes	4,189	(7,809)
Decrease in cash and cash equivalents, including customer accounts and other restricted cash during the period	$(204,190)	$(609,082)
Cash and cash equivalents, including customer accounts and other restricted cash at beginning of the period	1,498,269	2,127,195
Cash and cash equivalents at end of the period, including customer accounts and other restricted cash	$1,294,079	$1,518,113

	Nine months ended September 30,
	2024	2023
Supplemental cash flow disclosures:
Cash paid for interest	$109,308	$107,247
Cash paid for income taxes, net	$24,101	$34,474

The table below reconciles cash, cash equivalents, customer accounts and other restricted cash as reported in the unaudited condensed consolidated statement of financial position to the total of the same amounts shown in the unaudited condensed consolidated statement of cash flows:

	Nine months ended September 30,
	2024	2023
Cash and cash equivalents	$241,381	$226,451
Customer accounts and other restricted cash	1,052,698	1,291,662
Total cash and cash equivalents, including customer accounts and other restricted cash	$1,294,079	$1,518,113

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Paysafe Limited
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)
(U.S. dollars in thousands, except per share data)

1. Basis of presentation and summary of significant accounting policies

Description of the Business

In these unaudited condensed consolidated financial statements and related notes, Paysafe Limited, and its consolidated subsidiaries are referred to collectively as “Paysafe,” “we,” “us,” and “the Company” unless the context requires otherwise. Paysafe is a leading global provider of end-to-end payment solutions. Our core purpose is to enable businesses and consumers to connect and transact seamlessly through our payment platforms.

Paysafe Limited was incorporated as an exempted limited company under the laws of Bermuda on November 23, 2020 for purposes of effectuating the merger (the “Transaction”) with Foley Trasimene Acquisition Corp. II (“FTAC”), a special purpose acquisition company that completed its Initial Public Offering (“IPO”) in August 2020, and Pi Jersey 1.5 Limited (“Legacy Paysafe”).

In connection with the Transaction, which was consummated on March 31, 2021, the Company’s common shares and warrants were listed on the New York Stock Exchange under the symbols PSFE and PSFE.WS, respectively. Subsequent to the Transaction, Pi Jersey Topco Limited (“Topco”), funds advised by affiliates of CVC Capital Partners (such funds collectively, “CVC”) and The Blackstone Group Inc. (“Blackstone”) continue to retain ownership in the Company.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2024 and the comparative financial information for the three and nine months ended September 30, 2023 and for the year ended December 31, 2023 include the accounts of the Company, and its subsidiaries, based upon information of Paysafe Limited.

All intercompany transactions have been eliminated in consolidation. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of the Company’s financial position, results of operations and cash flows have been included.

These unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and notes required by GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2023 on Form 20-F filed on March 20, 2024.

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported period. Operating results for the three and nine months ended September 30, 2024 are not necessarily indicative of the results that may be expected for the year ending December 31, 2024 or any other interim period.

Disaggregation of Revenue

The Company provides payment solutions through two primary lines of business: Merchant Solutions and Digital Wallets. For each primary source of revenue within these business lines, the Company’s main performance obligation is to stand ready to provide payment services to merchants and consumers. Due to the concentration of economic factors, products and services in each of the business lines, the Company has presented disaggregated revenue at the segment level (See Note 15).

We do not have any material contract balances associated with our contracts with customers as of September 30, 2024 and December 31, 2023. The Company has elected to exclude disclosing any contracts with an original duration of one year or less and any variable consideration that meets specified criteria. The Company’s most significant performance obligations consist of variable consideration under a stand-ready series of distinct days of service, which typically represent all or almost all of the total transaction price for the related contract. The variable consideration that will be allocated to future days of service is not required to be disclosed as these days of services are wholly unsatisfied at the Company’s reporting date. The aggregate fixed consideration portion of customer contracts with an initial contract duration greater than one year is not material.

Reclassifications

Certain prior period amounts have been reclassified in order to conform with the current period presentation. These reclassifications have no impact on the Company’s previously reported consolidated net loss.

Changes in presentation

During the fourth quarter of 2023, the Company elected to change its presentation of the cash flows associated with "Settlement receivables, net" and "Funds payable and amounts due to customers" from operating activities, to present them as financing activities within its consolidated statement of cash flows. Comparative amounts have been recast to conform to current period presentation. These recasts had no impact on the consolidated statement of comprehensive loss, consolidated statement of financial position or consolidated statement of shareholders' equity.

The following tables present the effects of the changes in presentation within the consolidated statement of cash flows:

	For the nine months ended September 30, 2023
	As Previously Reported	Adjustment	As Adjusted
Consolidated Statement of Cash Flows
Cash flows from operating activities
Settlement receivables, net	$2,090	$(2,090)	$-
Funds payable and amounts due to customers	(529,888)	529,888	-
Net cash (used in) / provided by operating activities	$(355,368)	$527,798	$172,430

Cash flows from financing activities
Settlement funds - merchants and customers, net	$-	$(527,798)	$(527,798)
Net cash used in financing activities	$(120,344)	$(527,798)	$(648,142)

Significant Accounting Policies

There have been no material changes in our significant accounting policies during the three and nine months ended September 30, 2024. A detailed discussion of our significant accounting policies is included within the audited consolidated financial statements for the year ended December 31, 2023 on Form 20-F filed on March 20, 2024.

Accounting Pronouncements not yet Adopted

Segment Reporting

In November 2023, the FASB issued ASU 2023-07, which amends Segment reporting (Topic 280). This update enhances reportable segment disclosure requirements, primarily by requiring disclosure of the significant segment expenses for each reportable segment that are regularly provided to the Chief Operating Decision Maker, and aligning the segment reporting disclosure requirements in interim and annual reporting periods. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company expects to adopt this guidance in our December 31, 2024 annual financial statements and this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

Crypto Assets

In December 2023, the FASB issued ASU 2023-08, Intangibles – Goodwill and Other – Crypto assets. This update provides guidance on the accounting for and disclosure of crypto assets by requiring that crypto assets that meet criteria defined by the ASU to 1) be measured at fair value separately from other intangible assets in the statement of financial position, 2) to present remeasurement separately from other changes in other intangible assets in the statement of comprehensive income / (loss), and 3) to enhance disclosure requirements related to the crypto assets, including providing roll-forward information of crypto asset holdings. This update is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years, with early adoption permitted.

The Company purchases cryptocurrency assets on behalf of its customers. All the risks and rewards associated with those assets are transferred to the customer at the time of purchase and the Company has no ability to control these assets and no requirement to safeguard these assets. As a result, the Company does not recognize either the cryptocurrency asset or liability to the customer on its balance sheet. The Company expects to adopt ASU 2023-08 on January 1, 2025 which is not expected to have a material impact on the Company’s consolidated financial statements.

Income Taxes

In December 2023, the FASB issued ASU 2023-09, which amends Income taxes (Topic 270). This update enhances income tax disclosure requirements, primarily by requiring public companies to provide disclosures regarding the statutory tax rate and effective tax rate in tabular format with specific categories identified, and to provide additional disclosures for reconciling items that meet quantitative thresholds. This update is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company expects to adopt this guidance on January 1, 2025 which is not expected to have a material impact on the Company’s consolidated financial statements.

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). This update requires public companies to expand disclosures about specific expense categories in the notes to the financial statements, including inventory, employee compensation, depreciation, and intangible asset amortization, among others. This update is effective for annual periods beginning after December 15, 2026 and for interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the impact of the adoption of this update on the consolidated financial statements.

2. Net loss per share

The following table sets forth the computation of the Company’s basic and diluted net loss per share attributable to the Company.

The Company uses the treasury stock method of calculating diluted net loss per share. For the three and nine months ended September 30, 2024 and 2023, we excluded all potentially dilutive restricted stock units, stock options and warrants in calculating diluted net loss per share as the effect was antidilutive (See Notes 10 and 12).

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
Numerator
Net loss - basic	$(12,977)	$(2,549)	$(11,351)	$(8,122)
Net loss - diluted	$(12,977)	$(2,549)	$(11,351)	$(8,122)

Denominator
Weighted average shares – basic	60,748,810	61,623,820	61,023,855	61,349,985
Weighted average shares – diluted	60,748,810	61,623,820	61,023,855	61,349,985

Net loss per share
Basic	$(0.21)	$(0.04)	$(0.19)	$(0.13)
Diluted	$(0.21)	$(0.04)	$(0.19)	$(0.13)

3. Taxation

For the three and nine months ended September 30, 2024, we have utilized the discrete effective tax method as allowed under ASC 740, Income Taxes, to calculate the interim tax provision. The discrete method treats the year to date period as if it was the annual period and determines the income tax expense or benefit on that basis. For all periods, preceding the third quarter of 2024, we accounted for income taxes in interim periods by applying an estimated annual effective tax rate to year to date pre-tax book income, with the effects of any discrete income tax items recognized in the periods when they occurred. We believe that the use of the discrete method is more appropriate than the annual effective tax rate method as small changes in estimated pre-tax book income or loss would result in significant changes in the estimated annual effective tax rate.

Our effective tax rate for the three and nine months ended September 30, 2024 was 18.5% and 533.1%, respectively. The difference between our effective tax rate and the U.K. statutory rate of 25% for the three months ended September 30, 2024 was primarily the result of charges relating to U.S. Base Erosion and Anti-Abuse Tax ("BEAT") that is applicable in the United States on payments made to foreign related parties. The difference between our effective tax rate and the U.K. statutory rate of 25% for the nine months ended September 30, 2024 was primarily the result of changes to our valuation allowance related to our recoverability of deferred tax assets on restricted interest carryforwards, charges relating to BEAT and items identified as discrete during the year.

Our effective tax rate for the three and nine months ended September 30, 2023 was 117.6% and 142.0%, respectively. The difference between our effective tax rate and the U.K. statutory rate for the three and nine months ended September 30, 2023 was primarily the result of our valuation allowance on restricted interest carryforwards and items identified as discrete during the year.

On December 12, 2022, the European Union ("EU") Member States agreed in principle on the introduction of a global minimum tax rate of 15%. On December 15, 2022, the written procedure for formal adoption of a directive was signed and transposed into the national law of EU Member States with effectiveness beginning January 1, 2024. The application of the minimum tax rate did not have a material impact on the Company’s consolidated financial statements.

4. Goodwill

Changes in the carrying amount of goodwill are as follows:

	Merchant Solutions(1)	Digital Wallets (2)	Total
Balance as of December 31, 2023	$637,446	$1,385,956	$2,023,402
Foreign exchange	—	6,546	6,546
Balance as of September 30, 2024	$637,446	$1,392,502	$2,029,948

(1)
Accumulated impairment loss was $1,159,145 as of September 30, 2024 and December 31, 2023 within the Merchant Solutions segment.
(2)
Accumulated impairment loss was $723,042 as of September 30, 2024 and December 31, 2023 within the Digital Wallets segment.

The Company performs its annual goodwill impairment test for all reporting units as of October 1st, or when events and circumstances have occurred that would indicate the carrying amount of goodwill exceeds its fair value. No such events and circumstances were identified during the three and nine months ended September 30, 2024. However, we have performed our annual goodwill impairment test as of October 1st, which did not result in an impairment. The Company considers its reporting units to be at the operating segment level.

We performed our goodwill impairment test using a weighting of both market and income approaches. The market approach was based on guideline comparable companies and the key assumptions included selected Earnings Before Interest Tax Depreciation and Amortization ("EBITDA") multiples. The income approach was based on a discounted cash flow model and the key assumptions included the discount rate and future cash flows such as long-term growth rates. These valuation methods use assumptions which are considered Level 3 inputs in the fair value hierarchy (See Note 12).

Selected multiples were determined based on guideline comparable companies and discounted based on business-specific considerations. The cash flow forecast, including long term growth rates, considers past experience and future market expectations. Discount rate assumptions are based on determining a cost of debt and equity and an assessment as to whether there are risks not adjusted for in the future cash flows of the respective reporting unit. Failure to achieve the future cash flows, changes in key assumptions or decline in the stock price may cause a future impairment of goodwill at the reporting unit level.

5. Intangible assets

The Company’s intangible assets consisted of the following:

	September 30, 2024	December 31, 2023
Brands	$169,341	$168,508
Software development costs	945,178	880,764
Customer relationships	1,551,967	1,541,507
Computer software	38,595	39,311
Gross carrying value	$2,705,081	$2,630,090

Brands	114,064	101,197
Software development costs	661,742	578,383
Customer relationships	858,201	756,463
Computer software	32,137	30,112
Accumulated amortization	$1,666,144	$1,466,155
Intangible assets, net	$1,038,937	$1,163,935

Amortization expense on intangible assets for the three months ended September 30, 2024 and 2023, was $67,991 and $65,294, respectively. Amortization expense on intangible assets for the nine months ended September 30, 2024 and 2023, was $201,156 and

$192,451, respectively. The increase in gross intangible assets during the nine months ended September 30, 2024 mainly relates to the purchase of merchant portfolios and software development costs.

The Company performs an impairment analysis on intangible assets with finite lives when events and circumstances have occurred that would indicate the carrying amount of intangible assets may not be recoverable. No such events and circumstances were identified during the three and nine months ended September 30, 2024 and 2023. For the three and nine months ended September 30, 2024 impairment expenses of $119 and $795, respectively, were recognized related to software development costs which had no future economic benefit. For the three and nine months ended September 30, 2023 impairment expenses of $0 and $275, respectively, were recognized related to software development costs.

6. Allowance for credit losses

The Company has exposure to credit losses for financial assets, including settlement receivables, accounts receivable, and financial guarantee contracts to the extent that a chargeback claim is made against the Company directly or to the Company’s merchants on card purchases.

The following table summarizes the expected credit allowance activity for settlement receivables, net, accounts receivable, net, and financial guarantee contracts and other, for the nine months ended September 30, 2024:

	Accounts receivable, net	Settlement receivables, net (2)	Financial guarantee contracts and other	Total allowance for current expected credit losses
Balance as of December 31, 2023	$5,240	$5,197	$11,650	$22,087
Credit loss expense	19,385	1,996	2,306	23,687
Recoveries	2,848	2,146	-	4,994
Write-Offs	(20,829)	(4,445)	(3,197)	(28,471)
Other (1)	29	(233)	12	(192)
Balance as of September 30, 2024	$6,673	$4,661	$10,771	$22,105

(1)
Other mainly relates to the impact of foreign exchange.
(2)
Recoveries / (losses) from freestanding credit enhancements related to Settlement receivables, net, were $177 and ($160) for the three and nine months ended September 30, 2024, respectively, and $401 and ($276) for the three and nine months ended September 30, 2023, respectively. Recoveries from freestanding credit enhancements related to Settlement receivables, net are recorded separately from expected credit losses in "Selling, general and administrative" in the unaudited condensed consolidated statement of comprehensive loss.

Credit loss expense for the three months ended September 30, 2024 and 2023 was $8,961 and $5,017, respectively and for the nine months ended September 30, 2024 and 2023 was $23,687 and $13,581, respectively. The increase in credit loss expense was due to an increase in aged balances, and for the nine month period, also attributable to an increase in the volume of transactions in the Merchant Solutions segment. Write-offs for the three months ended September 30, 2024 and 2023 were $8,446 and $5,320, respectively and for the nine months ended September 30, 2024 and 2023 were $28,471 and $20,489, respectively. Including recoveries, write offs were comparable period over period.

7. Debt

The Company's current facilities include the following:

(i) $305,000 senior secured revolving credit facility (the “Revolving Credit Facility”);

(ii) $1,018,000 aggregate principal amount senior secured USD first lien term loan facility (the “Term Loan Facility (USD)”)(comprising the original $628,000 and incremental $390,000 facility);

(iii) €710,000 aggregate principal amount senior secured EUR first lien term loan facility (the “Term Loan Facility (EUR)”) (comprising the original €435,000 and an incremental €275,000 facility); and

(iv) $400,000 aggregate principal amount of USD secured notes and €435,000 aggregate principal amount of EUR secured notes (the “Secured Notes”).

The Company has made drawdowns and repayments on the Revolving Credit Facility throughout the year. As of September 30, 2024 and December 31, 2023, $78,269 and $35,640, respectively, was drawn down on the Revolving Credit Facility.

On April 13, 2023, the Company entered into a debt amendment agreement to replace LIBOR with SOFR, following the Financial Conduct Authority's ("FCA") decision to phase out the use of LIBOR by June 30, 2023. The Term Loan Facility (USD) and Revolving Credit Facility (USD) previously bore interest at LIBOR plus margin. This contract modification qualified for the relief provided in ASU 2021-01. The Company applied the optional expedient in the standard, accounting for the amendment as if the modification was not substantial and thus a continuation of the existing contract, with the change in rate accounted for prospectively.

Line of Credit

The Company has a Line of Credit of $75,000 which is restricted for use in funding settlements in the Merchant Solutions business and is secured against known transactions. As of September 30, 2024 and December 31, 2023, the Company had an outstanding balance on the Line of Credit of $50,000 and $75,000, respectively. During the third quarter, an amendment was signed to extend the maturity of the Line of Credit from June 2025 to July 2027.

The key terms of these facilities were as follows:

Facility	Currency	Interest Rate (1)	Effective Interest Rate (2)	Facility Maturity Date	Principal Outstanding as of September 30, 2024 (Local Currency)	Principal Outstanding at September 30, 2024 (USD)
Term Loan Facility (USD) (3)	USD	USD SOFR (6) + 0.11%(4) + 2.75% (0.5% floor)	7.3%	Jun-28	$846,421	$846,421
Term Loan Facility (EUR) (5)	EUR	EURIBOR + 3.00% (0% floor)	5.7%	Jun-28	607,644	676,589
Secured Loan Notes (EUR)	EUR	3.00%	3.2%	Jun-29	421,362	469,170
Secured Loan Notes (USD)	USD	4.00%	4.2%	Jun-29	337,206	337,206
Revolving Credit Facility (USD)	USD	BASE + 0.10%(4) + 2.25% (0% floor)	7.4%	Dec-27	56,000	56,000
Revolving Credit Facility (EUR)	EUR	BASE + 2.25% (0% floor)	5.8%	Dec-27	20,000	22,269
Line of Credit	USD	Term SOFR (6) + 2.70%	8.0%	Jul-27	50,000	50,000
Total Principal Outstanding						$2,457,655

(1)
For facilities which utilize the EURIBOR and SOFR rates, a rate floor of 0% and 0.5% applies, respectively.
(2)
The effective interest rate is as of September 30, 2024.
(3)
Represents Term Loan Facility (USD) and USD Incremental Term Loan as defined under the current facilities.
(4)
Represents a credit spread adjustment to reflect the historical difference between LIBOR and SOFR.
(5)
Represent Term Loan Facility (EUR) and EUR Incremental Term Loan as defined under the current facilities.
(6)
The Term Secured Overnight Financing Rate ("Term SOFR") is the forward-looking term rate based on the SOFR. The Term SOFR is administered by the CME Group Benchmark Association Limited.

	September 30, 2024	December 31, 2023
Principal Outstanding	$2,457,655	$2,519,857
Unamortized debt issuance cost	(26,237)	(18,024)
Total	2,431,418	2,501,833
Short-term debt	10,190	10,190
Non-current debt	$2,421,228	$2,491,643

For the three months ended September 30, 2024 and 2023, interest expense, including amortization of deferred debt issuance cost, was $35,546 and $38,421, respectively. For the nine months ended September 30, 2024 and 2023, interest expense, including amortization of deferred debt issuance cost, was $107,646 and $112,639, respectively.

Maturity requirements on debt as of September 30, 2024 by year are as follows:

Remainder 2024	$2,547
2025	10,190
2026	10,190
2027	138,459
2028	1,489,893
2029 and thereafter	806,376
Total	$2,457,655

During both the three months ended September 30, 2024 and 2023, the Company made principal payments under its Term Loan Facility of $2,547. In addition, during the three months ended September 30, 2024 and 2023, the Company repurchased $3,375 and $0, respectively, of Secured Loan Notes, and $9,275 and $42,389, respectively, under the Term Loan Facility. This resulted in a gain on repurchases of $325 and $1,680 for the three months ended September 30, 2024 and 2023, respectively.

During both the nine months ended September 30, 2024 and 2023, the Company made principal payments under its Term Loan Facility of $7,642. In addition, during the nine months ended September 30, 2024 and 2023, the Company repurchased $8,375 and $24,837, respectively, of Secured Loan Notes and $73,499 and $109,139, respectively, under the Term Loan Facility. This resulted in a gain on repurchase of $1,621 and $9,632 for the nine months ended September 30, 2024 and 2023, respectively.

Gain on repurchases are recognized within "Other (expense) / income, net" within the condensed consolidated statement of comprehensive loss (See Note 14).

As of September 30, 2024, we have committed to future repurchases of debt of $4,834 which have a face value of $4,858.

Compliance with Covenants

The Company’s facilities as described above contain affirmative, restrictive and incurrence-based covenants, including, among others, financial covenants based on the Company’s leverage and Revolving Credit Facility utilization, as defined in the debt agreement. The financial covenants under the facilities require the Company to test its Consolidated First Lien Debt Ratio if the principal amount of the Revolving Credit Facility, less any cash and cash equivalents, at the reporting date exceeds 40% of the total Revolving Credit Facility Commitment. If the Revolving Credit Facility utilization is greater than 40% at the reporting date, there is an additional requirement that the Consolidated First Lien Debt Ratio is not permitted to exceed 7.5 to 1.0. The Consolidated First Lien Debt Ratio is the ratio of (a) consolidated senior secured net debt of the Company and restricted subsidiaries as of the last day of such relevant period to (b) Last Twelve Months ("LTM") EBITDA, as defined in the Senior Credit Facility, of the Company and the restricted subsidiaries for the relevant period. The Company was in compliance with its covenants as of the date of issuance of these unaudited condensed consolidated financial statements.

Letters of Credit

As of September 30, 2024 and December 31, 2023, the Company had issued approximately $147,548 and $135,413 letters of credit, respectively, for use in the ordinary course of business.

8. Derivative Instruments

The Company’s derivative instruments consist of interest rate swaps, which mitigate the exposure to the variable-rate debt by effectively converting the floating-rate payments to fixed-rate payments. The derivative financial instrument arrangements were entered into to manage the Company's interest rate risk related to its variable rate Term Loan Facility. During the nine months ended September 30, 2024, the Company entered into a forward starting interest rate swap. The interest rate swaps are measured at fair value and not designated as a hedge for accounting purposes; as such, any fair value changes are recorded in “Other (expense) / income, net” in the unaudited condensed consolidated statement of comprehensive loss in the respective period of the change.

The following table summarized the notional amount at inception and fair value of these instruments recognized as "Derivative financial assets" or "Derivative financial liabilities" in the unaudited condensed consolidated statement of financial position:

Derivative financial instrument	Fixed rate	Notional amount	Index	Effective date	Maturity Date	Fair value of asset / (liability) as at September 30, 2024	Fair value of asset as at December 31, 2023
Interest rate swap	2.1%	$245,811	USD-1 month SOFR	March 31, 2022	March 31, 2026	$4,794	$10,427
Forward starting interest rate swap	3.3%	$110,047	USD-1 month SOFR	March 31, 2026	December 31, 2027	$(377)	$-

During the three months ended September 30, 2024 and 2023 the Company recognized a (loss) / gain of ($3,186) and $2,054, respectively, of which ($5,471) and ($682), respectively, is associated with remeasuring the derivative instrument to fair value at the end of the reporting period. The fair value remeasurement is netted by monthly cash receipts on the interest rate contracts for the three months ended September 30, 2024 and 2023 of $2,285 and $2,736, respectively.

During the nine months ended September 30, 2024 and 2023 the Company recognized a gain of $1,224 and $6,252, respectively, of which $6,010 and $1,268, respectively, is associated with remeasuring the derivative instrument to fair value at the end of the reporting period. The fair value remeasurement is netted by monthly cash receipts on the interest rate contracts for the nine months ended September 30, 2024 and 2023 of $7,234 and $7,520, respectively.

For further information regarding the fair value of the derivative instruments see discussion in Notes 12 and 14.

9. Contingent consideration payable

Contingent consideration payable is comprised of the following balances:

Balance as of December 31, 2023	$18,706
Payments made during the period	(8,949)
Additions in the period	—
Fair value loss and other	452
Balance as of September 30, 2024	$10,209
Current	$9,884
Non-current	$325

During the nine months ended September 30, 2024 the Company paid $8,949 of the contingent consideration payable, a majority of which related to a prior period acquisition. This contingent consideration arose as part of the consideration of merchant buyouts, as well as prior year acquisitions, and is payable in cash subject to the future financial performance of the acquisitions.

During the nine months ended September 30, 2023, the Company paid $9,210 of the contingent consideration payable related to a prior period acquisition.

10. Share-based Compensation

The Company operates two share-based employee compensation plans: the 2018 Pi Jersey Topco Limited Plan ("2018 Plan") for which a majority of the shares vested upon completion of the Transaction (See Note 1) and the 2021 Omnibus Incentive Plan ("2021 Plan"). The 2021 Plan serves as the successor to the 2018 Plan. The 2021 Plan became effective as of March 30, 2021 upon closing of the Transaction. Outstanding awards under the 2018 Plan continue to be subject to the terms and conditions of the 2018 Plan. No additional awards are expected to be granted in the future under the 2018 Plan. Share-based compensation expense recognized during the three months ended September 30, 2024 and 2023 under both plans was $12,690 and $4,938, respectively. Share-based compensation expense recognized during the nine months ended September 30, 2024 and 2023 under both plans was $35,015 and $23,061, respectively. As of September 30, 2024, unrecognized stock-based compensation expense was $50,830.

2021 Omnibus Incentive Plan (“2021 Plan”)

During the nine months ended September 30, 2024, the Company increased the number of shares available for issuance under the 2021 Plan by 4,628,958, and as of September 30, 2024, there were 15,209,712 shares authorized for award under the 2021 Plan. Under the 2021 Plan, restricted stock units (“RSUs”) that have a service condition only, generally vest ratably over three years. Performance restricted stock units (“PRSUs”) generally vest at the end of one to three years. The number of PRSUs that vest is variable depending upon the probability of achievement of certain internal performance targets and may vest between 0% and 200% of the target share amount.

In prior years, certain PRSUs were granted which were liability-classified share-based payment awards under ASC 718 as the value of the award was fixed and would be settled in a variable number of shares. These awards were settled during the nine months ended September 30, 2023, which resulted in conversion of the full liability to additional paid in capital in the unaudited condensed consolidated statement of shareholders' equity. This conversion of $6,276 represents a non-cash investing and financing activity within the unaudited condensed consolidated statement of cash flows.

The following table summarizes restricted stock unit activity during the nine months ended September 30, 2024:

	Restricted Stock Units	Weighted average grant date fair value
Nonvested as of December 31, 2023	2,860,058	$27.43
Granted (1)	2,676,262	16.00
Vested (2)	(1,129,877)	29.71
Forfeited	(477,183)	19.23
Performance adjustments (3)	(11,942)	-
Nonvested as of September 30, 2024	3,917,318	$18.30

(1)
Represents RSUs and PRSUs granted based on performance target achievement of 100%.
(2)
Represents the total number of shares vested during the period. Common shares issued, as presented within the unaudited condensed consolidated statement of shareholders' equity, are net of shares withheld for taxes. The total grant date fair value of units vested was $33,551.
(3)
Represents the adjustment to the number of PRSUs based on actual performance compared to target.

Stock options

There were no stock options granted during the nine months ended September 30, 2024 and 2023. There are 166,666 stock options outstanding as of September 30, 2024, of which 111,108 are exercisable. The exercise price of each option is based on either one or two times the fair market value of the Company’s stock at the date of grant. The options have a contractual ten-year life and vest annually in equal increments over three years.

Other shared based payment awards

During the nine months ended September 30, 2024, the Company adopted a short-term incentive program pursuant to which fully-vested shares of the Company’s common stock would be issued at or around the time of determining the Company’s performance under such program in early 2025, if the Company achieves certain performance target. The potential issuance of these shares of common stock are accounted for as share-based payment awards granted under the 2021 Plan. Share-based compensation expense associated with these awards for the three and nine months ended September 30, 2024 was $2,589 and $4,283, respectively. These awards are liability-classified share-based payment awards under ASC 718 as the value of the award is fixed and will be settled in a variable number of shares and were classified as a current liability within the unaudited condensed consolidated statement of financial position based on the expected timing of the vesting of shares.

Share-based compensation liability (2018 Plan)

Certain employee equity-based awards were modified in conjunction with the Transaction. Their settlement terms changed such that instead of Topco's shares, the awardees received Paysafe Limited common shares as well as Topco’s shares. The modification resulted in a change in the classification of the modified awards, with the Topco shares being accounted for as a liability-classified share-based payment award under ASC 718 as they will be settled in cash. The corresponding liability was measured at fair value at the modification date (i.e. the Transaction date), and subsequently it will be remeasured at fair value at each reporting date, with changes in its value reported as share-based compensation expense. The awards settled in Paysafe Limited common shares continue to be accounted for as equity-based awards.

As of September 30, 2024 and December 31, 2023, the share-based compensation liability was $4,531 and $5,809, respectively, which is classified as a current or non-current liability within the unaudited condensed consolidated statement of financial position based on the expected timing of the redemption of shares. During the nine months ended September 30, 2024, the liability decreased by $1,842 related to the redemption of shares and increased by $564 related to fair value loss. The redemption is recorded as a capital contribution in the unaudited condensed consolidated statement of shareholders' equity and represents a non-cash investing and financing activity within the unaudited condensed consolidated statement of cash flows.

Employee Share Purchase Plan

Employees are eligible to contribute to the Company’s Employee Share Purchase Plan (the “Purchase Plan”). The Purchase Plan is not intended to be an employee benefit plan under the Employee Retirement Income Security Act of 1974, as amended, nor qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code. Under the Purchase Plan, eligible employees may designate from one percent to fifteen percent of their compensation to be withheld for the purchase of PSFE shares at the market price of the shares at the end of each one-month offering period. The Company grants restricted stock units equal to 25% of the PSFE shares that are purchased by participating employees on each purchase date (“Match RSU Award”).

The Match RSU Award cliff vests either six months or one year from the last day of the offering period, subject to the employee’s continued employment at the vesting date. The fair value of the Match RSU Award is recognized on a straight-line basis over the vesting period. The maximum number of shares of common stock authorized under the Purchase Plan for participant contributions and Match RSU Awards is 2,083,333.

Preference Shares

We have authorized 233,333,333 shares in the Company that have not yet been issued, the rights and restrictions attached to which are not defined by the Company bylaws. Pursuant to the Company bylaws, preference shares may be issued by the Company from time to time, and the Company Board is authorized (without any requirement for further shareholder action) to determine the rights, preferences, powers, qualifications, limitations and restrictions attached to those shares.

11. Share Repurchase Program

In November 2023, the Board approved a share repurchase program (the “Share Repurchase Program”), authorizing the Company to repurchase up to $50,000 of common shares outstanding. Under the Share Repurchase Program, management is authorized to purchase common shares from time to time through open market purchases or privately negotiated transactions at prevailing prices as permitted by securities laws and other legal requirements, and subject to market conditions and other factors.

No shares were repurchased during the three months ended September 30, 2024. During the nine months ended September 30, 2024, we repurchased 1,675,815 of our common shares for $25,000 at an average price of $14.92 per share. These repurchases are recorded at cost as treasury shares within the unaudited condensed consolidated statement of financial position and unaudited condensed consolidated statement of shareholders' equity. As of September 30, 2024, a total of $25,000 remained available for future repurchases of our common shares under our Share Repurchase Program.

12. Fair Value Measurements

The Company uses the hierarchy prescribed in ASC 820, Fair Value Measurements, for fair value measurements, based on the available inputs to the valuation and the degree to which they are observable or not observable in the market.

The three levels of the hierarchy are as follows:

•
Level 1 Inputs—Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date,
•
Level 2 Inputs—Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability if it has a specified or contractual term, and
•
Level 3 Inputs—Unobservable inputs for the asset or liability used to measure fair value allowing for inputs reflecting the Company’s assumptions about what other market participants would use in pricing the asset or liability, including assumptions about risk.

The fair value hierarchy of financial instruments measured at fair value as of September 30, 2024 is provided below.

	Level 1	Level 2	Level 3
Financial assets measured at fair value:
Derivative financial assets	-	4,794	-
	$-	$4,794	$-
Financial liabilities measured at fair value:
Contingent consideration payable	-	-	10,209
Derivative financial liabilities	-	377	-
Warrant liabilities (1)	1,342	-	-
Liability for share-based compensation (2)	-	-	8,814
	$1,342	$377	$19,023

The fair value hierarchy of financial instruments measured at fair value as of December 31, 2023 is provided below.

	Level 1	Level 2	Level 3
Financial assets measured at fair value:
Derivative financial asset	-	10,427	-
	$-	$10,427	$-
Financial liabilities measured at fair value:
Contingent consideration payable	-	-	18,706
Warrant liabilities (1)	1,423	-	-
Liability for share-based compensation (2)	-	-	5,809
	$1,423	$-	$24,515

(1)
The Warrants represent the right to purchase one share of the Company’s common shares at a price of $138.0 per share. The Warrants became exercisable on August 21, 2021 and will expire on the fifth anniversary of the Transaction, or upon an earlier redemption. As of September 30, 2024 and December 31, 2023, 53,900,329 warrants were outstanding, all of which were considered public warrants.
(2)
As of December 31, 2023, the liability for share-based compensation relates to the share-based compensation awards modified in connection with the Transaction and as of September 30, 2024, the liability also includes certain performance awards to be issued in a variable number of shares (Note 10).

There were no transfers between levels during the nine months ended September 30, 2024 and 2023. A reconciliation of the movements in level 3 financial instruments in the period are described in Notes 9 and 10.

The valuation techniques and significant unobservable inputs used in determining the fair value measurement of Level 3 financial instruments are set out in the table below.

Financial instrument	Valuation technique used	Significant unobservable inputs
Contingent consideration payable	Discounted cashflow	Discount rate of 4.4%
Liability for share-based compensation	Market and income approach	Discount rate of 16.5%

The Company considers that the carrying value of cash and cash equivalents, customer accounts and other restricted cash, accounts receivable, settlement receivables, prepaid expenses and other assets, accounts payable and accrued expenses, and liabilities to customers and merchants approximate fair value given the short-term nature of these items. As of September 30, 2024, the carrying amount of our debt approximated fair value (a Level 2 measurement) based on market yields for similar debt facilities and observable trading data related to the Company’s debt securities.

13. Commitments, Contingencies and Guarantees

Litigation provision

Through the normal course of the Company’s business, the Company is subject to a number of litigation proceedings both brought against and brought by the Company. The Company maintains liabilities for losses from legal actions that are recorded when they are determined to be both probable in their occurrence and can be reasonably estimated. On this basis, we have recognized a provision of $1,203 as of September 30, 2024 and $2,200 as of December 31, 2023 related to certain litigation proceedings. The decrease in the provision is related to a settlement payment during the nine months ended September 30, 2024. This amount is presented within “Accounts payable and other liabilities” in the Company’s unaudited condensed consolidated statement of financial position.

On December 10, 2021, a class action complaint, Lisa Wiley v Paysafe Limited was filed, naming among others the Company, our former Chief Executive Officer, and our former Chief Financial Officer, as defendants. The complaint asserts claims, purportedly brought on behalf of a class of shareholders, under Sections 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder, and alleges that the Company and individual defendants made false and misleading statements to the market. In addition, the complaint asserts claims against the individual defendants, under Sections 20(a) of the Exchange Act, alleging that the individual defendants misled the public. On January 21, 2022, a related complaint was brought in the Southern District of New York, which named additional defendants. In May 2022, the securities cases were consolidated into a single matter now captioned In Re: Paysafe Ltd. Securities Litigation.

The complaints seek unspecified damages and an award of costs and expenses, including reasonable attorneys’ fees, on behalf of a purported class of purchasers of our ordinary shares between December 7, 2020, and November 10, 2021. The Company intends to vigorously defend against the foregoing complaints. At this time, the Company is unable to estimate the potential loss or range of loss, if any, associated with these lawsuits, which could be material.

The Company vigorously defends its position on all open cases. While the Company considers a material outflow for any one individual case unlikely, it is noted that there is uncertainty over the final timing and amount of any potential settlements. Management believes the disposition of all claims currently pending, including potential losses from claims that may exceed the liabilities recorded, and claims for loss contingencies that are considered reasonably possible to occur, will not have a material effect, either individually or in the aggregate, on the Company's consolidated financial condition, results of operations or liquidity.

Financial guarantee contracts

Through services offered in our Merchant Solutions segment, the Company is exposed to potential losses from merchant-related liabilities, including chargebacks. A chargeback occurs when a dispute between a cardholder and a merchant, including a claim for non-delivery of the product or service by the merchant, is not resolved in favor of the merchant and the transaction is charged back to the merchant resulting in a refund of the purchase price to the cardholder. If the Company is unable to collect this chargeback amount from the merchant due to closure, bankruptcy or other reasons, the Company bears the loss for the refund paid to the cardholder. The risk of chargebacks is typically greater for those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment. The Company has recorded an accrual for current expected credit losses on financial guarantees as of September 30, 2024 and December 31, 2023 (See Note 6).

As of September 30, 2024 and December 31, 2023, $5,690 and $12,200, respectively, of cash held in reserve at a partner bank for certain merchant chargebacks, fees and other liabilities is presented within "Prepaid expenses and other current assets" in the consolidated statement of financial position. This reserve is restricted in use until it is replaced with a letter of credit or the related merchant agreement is terminated. During the three and nine months ended September 30, 2024, $0 and $6,510, respectively, was returned to the Company upon obtaining a letter of credit. These cash flows are presented as an investing activity within the consolidated statement of cash flows.

Contingencies

Following an internal review of the disclosures in our terms and conditions of foreign exchange rates in our Digital Wallets business for the period January 2018 to August 2022, and pursuant to discussions with our regulator that were initiated by us and concluded in September 2022, we agreed to provide payments to certain customers. The accrual was $2,206 as at December 31, 2023 and was fully settled to customers during the nine months ended September 30, 2024. There was no additional provision recorded for the nine months ended September 30, 2024 and the Company does not expect any additional liability or impact to our ongoing operating results in relation to this matter.

Leases

The Company has operating leases for offices, data centers, and corporate apartments. Leases have remaining lease terms of less than one year to ten years, some of which have the option to extend the lease term for an additional five years. Certain leases also include the option to terminate the lease within one year. We recognize lease extension and termination options that we are reasonably certain to exercise when determining the lease term used to establish our right-of-use assets and lease liabilities.

During the nine months ended September 30, 2024, the Company entered into new lease agreements for office space in the United Kingdom, Bulgaria, Ireland, Canada and Austria and has recorded right of use assets of $21,289 and associated lease liabilities of $22,043 related to these agreements.

As of September 30, 2024, maturities of lease liabilities on an undiscounted cash flow basis were as follows:

Remainder 2024	$2,153
2025	9,186
2026	9,143
2027	7,742
2028	4,968
2029 and beyond	18,868
Total lease payments	52,060
Less: interest	(9,743)
Total lease liability	$42,317

As of September 30, 2024, we entered into a lease for office space in the United States with estimated future lease payments of $6,161. This lease is expected to commence in the fourth quarter of 2024.

14. Other (expense) / income, net

A summary of the amounts recorded in Other income, net is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
Foreign exchange (loss) / gain	$(12,139)	$4,460	$(4,929)	$(244)
Fair value loss on contingent consideration	(96)	(220)	(492)	(620)
(Loss) / gain on derivative instruments (1)	(3,186)	2,054	1,224	6,252
Fair value (loss) / gain on warrant liability (2)	(59)	313	81	830
Gain on debt repurchases (3)	325	1,680	1,621	9,632
Other (4)	413	1,374	4,505	3,734
Other (expense) / income, net	$(14,742)	$9,661	$2,010	$19,584

(1)
In the nine months ended September 30, 2024, the Company entered into an additional derivative financial instrument arrangement to mitigate interest rate risk on its variable-rate debt (See Note 8).
(2)
The Company accounts for warrants as derivative liabilities. The warrants were initially recorded at fair value based on the public warrants listed trading price and are subsequently remeasured at the balance sheet date with the changes in fair value recognized in the unaudited condensed consolidated statement of comprehensive loss (See Note 12).
(3)
Relates to gain on repurchases of the Company's debt (See Note 7).
(4)
Mainly relates to the release of certain provisions, offset by banking fees.

15. Operating segments

Operating segments are defined as components of an enterprise that engage in business activities and for which discrete financial information is available that is evaluated on a regular basis by the Chief Operating Decision Maker (“CODM”) to make decisions about how to allocate resources and assess performance. Our CODM is defined as our Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), and Chief Operating Officer (“COO”). Our operating segments are: Merchant Solutions, which focuses on card not present and card present solutions for small to medium size business merchants; and Digital Wallets, which provides wallet based online payment solutions through our Skrill and NETELLER brands, enables consumers to use cash to facilitate online purchases through paysafecard prepaid vouchers under the paysafecard and Paysafecash brands, and also offers alternative payment platforms under the SafetyPay and PagoEfectivo brands in Latin America. These two operating segments, which are also reportable segments, as they have not been aggregated, are based on how the Company is organized, reflecting the difference in nature of the products and services they each sell. Shared costs are the cost of people and other resources consumed in activities that provide a benefit across more than one segment and are allocated to each segment and Corporate primarily based on applicable drivers including headcount, revenue and Adjusted EBITDA.

The CODM evaluates performance and allocates resources based on Adjusted EBITDA of each operating segment. Adjusted EBITDA of each operating segment includes the revenues of the segment less ordinary operating expenses that are directly related to those revenues and an allocation of shared costs. Corporate overhead costs and Corporate’s allocation of shared costs are included in Corporate in the following table. Corporate overhead costs are costs consumed in the execution of corporate activities that are not directly factored into the production of any service provided by the Company’s segments.

The CODM does not receive segment asset data to evaluate performance or allocate resources and therefore such information is not presented.

The information below summarizes revenue and Adjusted EBITDA by segment for the three months ended September 30, 2024:

	Merchant Solutions	Digital Wallets	Corporate (1)	Intersegment	Total
Revenue from external customers	$235,534	$183,397	$—	$—	$418,931
Interest Revenue	639	7,533	—	—	8,172
Intersegment Revenue (2)	4,969	—	—	(4,969)	—
Total Revenue	$241,142	$190,930	$—	$(4,969)	$427,103
Adjusted EBITDA	$52,646	$84,119	$(18,978)	$—	$117,787

The information below summarizes revenue and Adjusted EBITDA by segment for the three months ended September 30, 2023:

	Merchant Solutions	Digital Wallets	Corporate (1)	Intersegment	Total
Revenue from external customers	$213,106	$172,317	$—	$—	$385,423
Interest Revenue	449	10,538	—	—	10,987
Intersegment Revenue (2)	3,292	—	—	(3,292)	—
Total Revenue	$216,847	$182,855	$—	$(3,292)	$396,410
Adjusted EBITDA	$57,467	$79,930	$(21,321)	$—	$116,076

The information below summarizes revenue and Adjusted EBITDA by segment for the nine months ended September 30, 2024:

	Merchant Solutions	Digital Wallets	Corporate (1)	Intersegment	Total
Revenue from external customers	$711,770	$546,498	$—	$—	$1,258,268
Interest Revenue	1,939	24,558	—	—	26,497
Intersegment Revenue (2)	13,809	4	—	(13,813)	—
Total Revenue	$727,518	$571,060	$—	$(13,813)	$1,284,765
Adjusted EBITDA	$158,335	$249,806	$(59,432)	$—	$348,709

The information below summarizes revenue and Adjusted EBITDA by segment for the nine months ended September 30, 2023:

	Merchant Solutions	Digital Wallets	Corporate (1)	Intersegment	Total
Revenue from external customers	$642,001	$515,976	$—	$—	$1,157,977
Interest Revenue	1,214	27,406	—	—	28,620
Intersegment Revenue (2)	7,851	—	—	(7,851)	—
Total Revenue	$651,066	$543,382	$—	$(7,851)	$1,186,597
Adjusted EBITDA	$165,572	$236,350	$(65,000)	$—	$336,922
(1)
Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.
(2)
Intersegment revenue and related eliminations are primarily for processing of credit card transactions between segments.

A reconciliation of total segments Adjusted EBITDA to the Company’s income before taxes is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
Segments Adjusted EBITDA	$136,765	$137,397	$408,141	$401,922
Corporate costs	(18,978)	(21,321)	(59,432)	(65,000)
Depreciation and amortization	(70,088)	(67,074)	(207,028)	(197,046)
Share-based compensation	(12,690)	(4,938)	(35,015)	(23,061)
Restructuring and other costs	(340)	(835)	(1,520)	(4,165)
Impairment expense on goodwill and intangible assets	(119)	—	(795)	(275)
Other (expense) / income, net	(14,742)	9,661	2,010	19,584
Loss on disposal of subsidiaries and other assets, net	(187)	—	(508)	—
Interest expense, net	(35,546)	(38,421)	(107,646)	(112,639)
(Loss) / income before taxes	$(15,925)	$14,469	$(1,793)	$19,320

16. Related party transactions

The Company has provided and purchased services to and from various affiliates of certain directors or entities under common control. The dollar amounts related to these related party activities are not significant to our unaudited condensed consolidated financial statements. Intercompany balances and transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

During 2022, the Company entered into a lease with the affiliate of one of our directors. The balance of the right of use asset and lease liability as of September 30, 2024 was $2,412 and $2,808, respectively. The balance of the right of use asset and lease liability as of

December 31, 2023 was $2,867 and $3,327, respectively. We have a ten-year license and risk management agreement to provide data license and risk management solution services with this affiliate.

PAYSAFE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Paysafe Unaudited Condensed Consolidated Financial Statements included elsewhere in this Form 6-K, with our audited consolidated financial statements and the notes thereto included in our report filed on Form 20-F on March 20, 2024 (the “2023 Annual Report”), and with the information under the heading “Item 5. Operating and Financial Review and Prospects” in our 2023 Annual Report.

Any reference to “we,” “us,” “Paysafe,” the “Company,” “management” and “our” as used herein refers to Paysafe Limited. Amounts preceded with a dollar sign are denominated in U.S. dollars in thousands, unless otherwise noted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified below and those identified in the section entitled “Item 3.D. Risk Factors” of our 2023 Annual Report.

•
Our ability to effectively compete in large entertainment verticals;
•
our ability to successfully acquire and integrate new operations;
•
complex and changing regulatory requirements;
•
our ability to maintain and develop relationships with banks, payment card networks and financial institutions;
•
our ability to prevent and manage cybersecurity attacks;
•
market and global conditions and economic factors beyond our control, including foreign currency risks, inflation and rising interest rates;
•
significant competition and competitive pressures from other companies worldwide in the industries in which we operate;
•
our ability to raise financing in the future;
•
our substantial level of indebtedness; and
•
litigation and the ability to adequately protect our intellectual property rights.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Our Company

Paysafe is a leading, global pioneer in digital commerce with over $38 billion and $112 billion in volume processed during the three and nine months ended September 30, 2024, respectively and $35 billion and $104 billion processed during the three and nine months ended September 30, 2023, respectively. Paysafe generated $427,103 and $396,410 in revenue for the three months ended September 30, 2024 and 2023, respectively, and $1,284,765 and $1,186,597 in revenue for the nine months ended September 30, 2024 and 2023, respectively. Our specialized, integrated payments platform offers the full spectrum of payment solutions ranging from credit and debit card processing to digital wallet, eCash and real-time banking solutions. The combination of this breadth of solutions, our sophisticated risk management and our deep regulatory expertise and deep industry knowledge across specialized verticals enables us to empower millions of active users in more than 120 countries to conduct secure and friction-less commerce across online, mobile, in-app and in-store channels. We also provide Digital Wallets solutions for specialized industry verticals, including iGaming (which encompasses a broad selection of online betting related to sports, e-sports, fantasy sports, poker and other casino games), gaming, digital goods, cryptocurrencies, travel and financial services, as well as Merchant Solutions for small and mid-sized businesses ("SMBs") and direct marketing clients.

We go to market, serve and support our clients through an omni-channel model that leverages our global reach and our B2B and B2C relationships. This enables us to manage and serve our clients through our network of offices around the world with strong knowledge of local and regional markets, customs and regulatory environments. We sell our solutions through a combination of direct and indirect sales strategies. We have a direct sales force who builds and develops relationships with larger merchants and helps them configure or develop digital and point-of-sale commerce solutions from our suite technology services. We sell our solutions online to smaller merchants using targeted marketing campaigns designed to address specific use cases across verticals, geographies and user profiles. We also leverage a network of partners, such as independent software vendors ("ISVs") and independent sales organizations (“ISOs”), who integrate our solutions into their own services or resell our solutions by utilizing their own sales initiatives.

We operate across two business segments, which provide our digital and point of sale commerce solutions to different end markets: our Merchant Solutions Segment and our Digital Wallets Segment.

Merchant Solutions: Merchant Solutions is marketed under the Paysafe and Petroleum Card Services brands. These solutions include a full range of PCI-compliant payment acceptance and transaction processing solutions for merchants and integrated service providers including merchant acquiring, transaction processing, gateway solutions, fraud and risk management tools, data and analytics, point of sale systems and merchant financing solutions, as well as comprehensive support services that we provide to our independent distribution partners.

Digital Wallets: Our Digital Wallets is marketed under multiple brand names including the NETELLER, Skrill, paysafecard, Paysafecash, SafetyPay, PagoEfectivo, as well as a proprietary pay-by-bank solution marketed in Europe under the Rapid Transfer brand. Skrill and NETELLER remove friction from complex commerce situations and dramatically simplify the complexity of traditional payment mechanisms, such as card-based payments, enabling our active users to send, spend, store and accept funds online more easily. The paysafecard and Paysafecash brands provide consumers with a safe and easy way to purchase goods and services online without the need for a bank account or credit card and allow merchants to expand their target market to include consumers who prefer to pay with cash. SafetyPay, is a platform that enables eCommerce transactions in Latin American countries, and PagoEfectivo is the leading alternative payment platform and brand in Peru.

Trends and Factors Affecting Our Future Performance

Significant trends and factors that we believe may affect our future performance include the items noted below. For a further discussion of trends, uncertainties and other factors that could affect our operating results see the section entitled “Information on the Company – Business Overview” and “Risk Factors” included in our 2023 Annual Report.

Pillar Two

Work is currently being undertaken by the OECD on potential future recommendations related to the challenges arising from the digitalization of the global economy, specifically relating to reform of the international allocation of taxing rights (“Pillar One”) and a system ensuring a minimum level of tax for multinational enterprises (“Pillar Two”).

On December 12, 2022, the European Union ("EU") Member States agreed in principle on the introduction of a global minimum tax rate of 15%. On December 15, 2022, the written procedure for formal adoption of a directive was signed and transposed into the national law of EU Member States with effectiveness beginning January 1, 2024. The application of the minimum tax rate did not have a material impact on the Company’s consolidated financial statements.

Separately, on July 11, 2023, the UK enacted into domestic law measures to apply a top-up tax on subsidiary profits taxed at an effective rate of less than 15% for accounting periods beginning on or after December 31, 2023. The UK tax authority has confirmed that the commencement date will not be earlier than accounting periods beginning on or after December 31, 2024.

Furthermore, in response to members who are adopting OECD’s Pillar Two initiatives on global minimum tax, some countries considered to be tax-friendly have introduced corporate income taxes or increased their main rate of corporate income tax to 15% to align with the global minimum rate. For example, on August 8, 2023, the Government of Bermuda released an outline on its proposal to introduce a 15% corporate tax regime. The legislation was enacted on December 27, 2023, with an effective date for accounting periods beginning on or after January 1, 2025. We believe the Company will not be impacted by the new Bermuda income tax as we are tax resident in the United Kingdom. The application of these tax laws are not expected to have a material impact on the Company’s consolidated financial statements.

Global and regional economic conditions

Our operations and performance depend significantly on global and regional economic conditions. Uncertainty about global and regional economic events and conditions may impact our ability to conduct business in certain areas and may result in consumers and businesses postponing or lowering spending. This includes the impact of acts of war and terrorism, such as the military hostilities in Russia, Ukraine and Israel. Operations within these countries represented approximately 1% of our revenues in the prior year and were predominantly within the Digital Wallets segment. While acts of war and terrorism continue, there have been no material impacts on our operations during the nine months ended September 30, 2024 and 2023, although a change in circumstance could affect our results of operations in future periods.

Foreign currency impact

Our revenues and expenses are subject to changes in foreign currencies against the U.S. dollar which can impact our results of operations. It is difficult to predict the fluctuations of foreign currency exchange rates and how those fluctuations will impact our unaudited condensed consolidated statements of comprehensive (loss) / income in the future. As a result of the relative size of our international operations, these fluctuations may be material. During the three and nine months ended September 30, 2024, our Digital Wallets segment was impacted by favorable foreign exchange.

Recent Company Initiatives and Events

Recent events

On September 3, 2024, the Company announced that John Crawford was appointed as Chief Financial Officer ("CFO"). He joined the Company on September 4, 2024, succeeding Alex Gersh, who stepped down as CFO.

On September 24, 2024, the Company announced that Marianne Heiss has been appointed as an additional member of the board, acting as an independent non-executive board director and member of the Audit Committee.

In November 2023, our Board approved a share repurchase program (the “Share Repurchase Program”), authorizing us to repurchase up to $50,000 of our common shares. We expect to fund future repurchases, if any, through a combination of cash on hand, cash generated by operations and future financing transactions, if appropriate. Accordingly, our Share Repurchase Program is subject to us having available cash to fund repurchases. Under the Share Repurchase Program, management is authorized to purchase shares of our common stock from time to time through open market purchases or privately negotiated transactions at prevailing prices as permitted by securities laws and other legal requirements, and subject to market conditions and other factors.

During the nine months ended September 30, 2024, the Company repurchased 1,675,815 shares under the Share Repurchase Program for a total amount of $25,000. No shares were repurchased during the three months ended September 30, 2024.

Key Performance Indicators

We regularly monitor the following key performance indicators to evaluate our business and trends, measure our performance, prepare financial projections and make strategic decisions. We believe that these key performance indicators are useful in understanding the underlying trends in the Company’s businesses.

There are limitations inherent in key performance indicators. Investors should consider any key performance indicator together with the presentation of our results of operations and financial condition under GAAP, rather than as an alternative to GAAP financial measures. These measures may not be comparable to other performance measures used by the Company’s competitors.

Volume and Take Rate

Gross dollar volume is calculated as the dollar value of payment transactions processed by the Company. To reflect the distinct nature of our products across each segment, this includes, but is not limited to, the following:

•
For Merchant Solutions: Credit card and debit card transactions
•
For Digital Wallets: Deposits, withdrawals, transfers to merchants from consumers, transfers from merchants to consumers, wallet-to-wallet transfers, pre-paid Mastercard payments, and vouchers redeemed on merchant websites

Volume (also known as gross dollar volume) is a meaningful indicator of our business and financial performance, as we typically generate revenue across our solutions based on per transaction fees that are calculated as a percentage of transaction dollar volume. In addition, volume provides a measure of the level of payment traffic we are handling for our consumers and merchants. Many marketing initiatives are focused on driving more volume, either through encouraging greater adoption of our payment products or increasing activity through existing merchants or consumers.

Take rate is calculated as operating segment revenue divided by gross dollar volume. Take rate is a meaningful indicator of our business and financial performance as it describes the percentage of revenue collected by Paysafe on the volume of transactions processed. This is used by management as an indication of pricing or product mix trends over time rather than absolute pricing within each segment, due to the mix of product types and pricing agreements that will be in place with specific merchants. It will also factor in revenue from fees that are not directly linked to volume-based transactions, such as inactivity fees charged on dormant accounts.

The following table sets forth our gross dollar volume and take rate for the three months ended September 30, 2024 and 2023:

	For the three months ended September 30, 2024
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$32,033	$5,906	$(402)	$37,537
Take Rate	0.8%	3.2%	1.2%	1.1%

	For the three months ended September 30, 2023
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$29,644	$5,645	$(187)	$35,102
Take Rate	0.7%	3.2%	1.8%	1.1%

	Increase / (Decrease)
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$2,389	$261	$(215)	$2,435
Take Rate	0.1%	0.0%	(0.6)%	0.0%

(1)
Volumes for the three months ended September 30, 2024 and 2023 exclude embedded finance related volumes of less than $0.1 billion and $3.9 billion, respectively.

The following table sets forth our gross dollar volume and take rate for the nine months ended September 30, 2024 and 2023:

	For the nine months ended September 30, 2024
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$95,539	$17,298	$(1,118)	$111,719
Take Rate	0.8%	3.3%	1.2%	1.1%

	For the nine months ended September 30, 2023
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$88,516	$16,482	$(605)	$104,393
Take Rate	0.7%	3.3%	1.3%	1.1%

	Increase / (Decrease)
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$7,023	$816	$(513)	$7,326
Take Rate	0.1%	0.0%	(0.1)%	0.0%
(1)
Volumes for the nine months ended September 30, 2024 and 2023 exclude embedded finance related volumes of $0.2 billion and $20.3 billion, respectively.

Non-GAAP Financial Measure

We report our financial results in accordance with GAAP, which includes the standards, conventions, and rules in recording and summarizing transactions and in the preparation of financial statements. In addition to reporting financial results in accordance with GAAP, we have provided Adjusted EBITDA as a non-GAAP financial measure.

We include a non-GAAP measure in this Form 6-K because it is a basis upon which our management assess our performance and we believe it reflects the underlying trends and an indicator of our business. Although we believe the non-GAAP measure is useful for investors for the same reasons, the measure is not a substitute for GAAP financial measures or disclosures.

Our non-GAAP measure may not be comparable to other similarly titled measures used by other companies and has limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the operating results as reported under GAAP.

An explanation of the relevance of the non-GAAP measure, and a reconciliation of the non-GAAP measure to the most directly comparable measure calculated and presented in accordance with GAAP is set out below. The non-GAAP measure has limitations in that it does not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. We do not regard the non-GAAP measure as a substitute for, or superior to, the equivalent measure calculated and presented in accordance with GAAP or the one calculated using a financial measure that is calculated in accordance with GAAP.

Adjusted EBITDA

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share-based compensation, impairment expense on goodwill and intangible assets, restructuring and other costs, loss/(gain) on disposal of subsidiaries and other assets, net, and other (expense)/income, net. These adjustments include certain costs and transaction items that are not reflective of the underlying operating performance of the Company. Management believes these adjustments improve the comparability of operating results across reporting periods.

We use Adjusted EBITDA as our measure of segment profitability to assess the performance of our businesses. Additionally, we believe it is important to consider our profitability on a basis that is consistent with that of our operating segments. Adjusted EBITDA reported for our segments is not, however, considered a non-GAAP measure as it is presented in conformity with Accounting Standards Codification 280, Segment Reporting, and is excluded from the definition of a non-GAAP measure under the Securities and Exchange Commission’s Regulation G and Item 10(e) of Regulation S-K. We believe that Adjusted EBITDA should be made available to securities analysts, investors and other interested parties to assist in their assessment of the performance of our businesses.

Despite the importance of this measure in analyzing our business, measuring and determining incentive compensation and evaluating our operating performance, as well as the use of Adjusted EBITDA by securities analysts, lenders and others in their evaluation of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for net income (loss) or other methods of analyzing our results as reported under GAAP. We do not use or present Adjusted EBITDA as a measure of liquidity or cash flow.

Some of the limitations of Adjusted EBITDA are:

•
It does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•
It does not reflect changes in, or cash requirements for, our working capital needs;
•
It does not reflect the interest expense or the cash requirements to service interest or principal payments on debt;
•
It does not reflect income tax payments we are required to make;
•
Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements for such replacements; and
•
Other companies in our industry may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

Results of Operations

Three months ended September 30, 2024 compared to three months ended September 30, 2023

The following table sets forth our results of operations for the three months ended September 30, 2024 and 2023:

	For the three months ended September 30,		Variance (1)
(U.S. dollars in thousands)	2024	2023	$	%
Revenue	$427,103	$396,410	$30,693	7.7%
Cost of services (excluding depreciation and amortization)	178,099	164,077	14,022	8.5%
Selling, general and administrative	143,907	121,195	22,712	18.7%
Depreciation and amortization	70,088	67,074	3,014	4.5%
Impairment expense on goodwill and intangible assets	119	-	119	n/m
Restructuring and other costs	340	835	(495)	(59.3)%
Loss on disposal of subsidiaries and other assets, net	187	-	187	n/m
Operating income	34,363	43,229	(8,866)	(20.5)%
Other (expense) / income, net	(14,742)	9,661	(24,403)	(252.6)%
Interest expense, net	(35,546)	(38,421)	2,875	(7.5)%
(Loss) / income before taxes	(15,925)	14,469	(30,394)	(210.1)%
Income tax (benefit) / expense	(2,948)	17,018	(19,966)	(117.3)%
Net loss	$(12,977)	$(2,549)	$(10,428)	409.1%

(1)
n/m - not a meaningful percentage

Revenue

Revenue increased $30,693, or 7.7%, to $427,103 for the three months ended September 30, 2024 from $396,410 for the three months ended September 30, 2023. This increase is largely attributable to an increase of $24,295, or 11.2%, in our Merchant Solutions segment mainly due to growth in e-commerce and SMBs driven by initiatives to expand our sales capabilities and optimize the portfolio, and a $8,075, or 4.4%, increase in our Digital Wallets segment primarily due to growth from merchants onboarded in the prior year, and continued initiatives related to product and consumer engagement.

For further detail on our segments, see “Analysis by Segments” below.

Cost of services (excluding depreciation and amortization)

Cost of services (excluding depreciation and amortization) increased $14,022, or 8.5%, to $178,099 for the three months ended September 30, 2024 from $164,077 for the three months ended September 30, 2023. The increase is largely attributable to an increase of $13,381, or 11.5%, in our Merchant Solutions segments due to higher volumes noted above and an increase in our Digital Wallets segment of $2,318, or 4.5%, mainly due to growth in core verticals.

Selling, general and administrative

Selling, general and administrative expenses increased $22,712, or 18.7%, to $143,907 for the three months ended September 30, 2024 from $121,195 for the three months ended September 30, 2023. This movement is primarily driven by an increase in personnel costs related to performance and share-based compensation, annual salary increases, an increase in credit losses as well as increased legal and professional fees and technology costs related to optimizing our SMB portfolio.

Depreciation and amortization

Depreciation and amortization increased by $3,014, or 4.5%, to $70,088 for the three months ended September 30, 2024 from $67,074 for the three months ended September 30, 2023 mainly due to amortization on intangible assets placed into service subsequent to September 30, 2023.

Impairment expense on intangible assets and goodwill

Impairment expense on intangible assets and goodwill increased by $119, to $119 for the three months ended September 30, 2024 from $0 for the three months ended September 30, 2023. Impairment expense on intangible assets and goodwill is related to impaired software development costs.

Restructuring and other costs

Restructuring and other costs decreased by $495, or 59.3%, to $340 for the three months ended September 30, 2024 from $835 for the three months ended September 30, 2023. The decrease was primarily driven by higher spend on acquisition related activity in the prior period.

Other (expense) / income, net

Other (expense) / income, net changed by $24,403, or 252.6%, to an expense of $14,742 for the three months ended September 30, 2024 from an income of $9,661 for the three months ended September 30, 2023. The change was primarily driven by a $12,139 loss on foreign exchange due to strengthening of the Euro compared to a gain of $4,460 in the comparative period, a loss on the Company's derivative instruments of $3,186 compared to a gain of $2,054 in the comparative period and a $1,355 decrease in gains on debt repurchases.

Interest expense, net

Interest expense, net decreased by $2,875, or 7.5%, to $35,546 for the three months ended September 30, 2024 from $38,421 for the three months ended September 30, 2023. The decrease in interest expense, net was primarily due to the benefit of ongoing debt repurchases.

Income tax benefit

The income tax benefit was $2,948 for the three months ended September 30, 2024 compared to income tax expense of $17,018 for the three months ended September 30, 2023. The effective tax rate for the three months ended September 30, 2024 was 18.5% and is lower than the statutory rate due to charges relating to Base Erosion and Anti-Abuse Tax ("BEAT") that is applicable in the United States on payments made to foreign related parties. The effective tax rate for the three months ended September 30, 2023 was 117.6%. The U.K. statutory tax rate increased from 19% to 25% effective April 1, 2023. The change in the effective tax rate in 2024 compared to 2023 primarily arises as a result of discrete tax items identified during the period as well as BEAT as noted above.

Net loss

Net loss increased by $10,428 or 409.1% to $12,977 for the three months ended September 30, 2024 compared to $2,549 for the three months ended September 30, 2023. The increase in net loss was largely driven by increased selling, general and administrative expense, as described above, and foreign exchange loss, offset partially by an income tax benefit in the current period compared to an expense in the comparative period.

Non-GAAP financial measure

Adjusted EBITDA

Adjusted EBITDA for the Company increased $1,711, or 1.5%, to $117,787 for the three months ended September 30, 2024 from $116,076 for the three months ended September 30, 2023. This increase was primarily driven by increased revenue of $30,693, which was mostly offset by increased cost of services of $14,022 and increased selling, general and administrative expenses, as described above.

A reconciliation of Net loss to Adjusted EBITDA is as follows for the three months ended September 30, 2024 and 2023:

	For the three months ended September 30,
(U.S. dollars in thousands)	2024	2023
Net loss	$(12,977)	$(2,549)
Income tax (benefit) / expense	(2,948)	17,018
Interest expense, net	35,546	38,421
Depreciation and amortization	70,088	67,074
Share-based compensation	12,690	4,938
Impairment expense on goodwill and intangible assets	119	—
Restructuring and other costs (1)	340	835
Loss on disposal of subsidiaries and other assets, net	187	—
Other expense / (income), net (2)	14,742	(9,661)
Adjusted EBITDA	$117,787	$116,076

(1)
As noted above, restructuring and other costs include acquisition costs related to the Company’s merger and acquisition activity and restructuring costs. For the three months ended September 30, 2024, the costs mainly consisted of restructuring costs. For the three months ended September 30, 2023, restructuring amounted to $638 and other costs of $197 primarily consisted of acquisition related costs.
(2)
As noted above, other expense / (income), net, consists primarily of foreign exchange gains and losses, gains on debt repurchases and fair value movements in derivative instruments. For the three months ended September 30, 2024, other expense , net mainly includes a loss on foreign exchange of $12,139 and a loss on derivative instruments of $3,186. For the three months ended September 30, 2023, other income, net primarily includes a gain on foreign exchange of $4,460, a gain on derivative instruments of $2,054, a gain on debt repurchases of $1,680 and other finance income of $1,374.

Nine months ended September 30, 2024 compared to nine months ended September 30, 2023

The following table sets forth our results of operations for the nine months ended September 30, 2024 and 2023:

	For the nine months ended September 30,		Variance (1)
(U.S. dollars in thousands)	2024	2023	$	%
Revenue	$1,284,765	$1,186,597	$98,168	8.3%
Cost of services (excluding depreciation and amortization)	532,297	489,630	42,667	8.7%
Selling, general and administrative	438,774	383,106	55,668	14.5%
Depreciation and amortization	207,028	197,046	9,982	5.1%
Impairment expense on intangible assets	795	275	520	189.1%
Restructuring and other costs	1,520	4,165	(2,645)	(63.5)%
Loss on disposal of subsidiaries and other assets, net	508	-	508	n/m
Operating income	103,843	112,375	(8,532)	(7.6)%
Other income, net	2,010	19,584	(17,574)	(89.7)%
Interest expense, net	(107,646)	(112,639)	4,993	(4.4)%
(Loss) / income before taxes	(1,793)	19,320	(21,113)	(109.3)%
Income tax expense	9,558	27,442	(17,884)	(65.2)%
Net loss	$(11,351)	$(8,122)	$(3,229)	39.8%
(1)
n/m - not a meaningful percentage

Revenue

Revenue increased $98,168 or 8.3%, to $1,284,765 for the nine months ended September 30, 2024 from $1,186,597 for the nine months ended September 30, 2023. This increase is largely attributable to an increase of $76,452, or 11.7%, in our Merchant Solutions segment mainly due to growth in e-commerce and SMBs driven by initiatives to expand our sales capabilities and optimize the portfolio, and a $27,678, or 5.1% increase in our Digital Wallets segment primarily due to growth from merchants onboarded in the prior year and continuing initiatives related to product and consumer engagement.

For further detail on our segments, see “Analysis by Segments” below.

Cost of services (excluding depreciation and amortization)

Cost of services (excluding depreciation and amortization) increased $42,667, or 8.7%, to $532,297 for the nine months ended September 30, 2024 from $489,630 for the nine months ended September 30, 2023. The increase is largely attributable to an increase of

$41,100, or 11.9%, in our Merchant Solutions segments due to higher volumes noted above and an increase in our Digital Wallets segment of $7,529, or 5.0%, mainly due to growth in core verticals.

Selling, general and administrative

Selling, general and administrative expenses increased $55,668, or 14.5%, to $438,774 for the nine months ended September 30, 2024 from $383,106 for the nine months ended September 30, 2023. This movement is primarily driven by increases in personnel costs relating to performance and share-based compensation, annual salary increases, technology costs and legal and professional fees related to optimizing our SMB portfolio, and increases in credit losses.

Depreciation and amortization

Depreciation and amortization increased by $9,982, or 5.1%, to $207,028 for the nine months ended September 30, 2024 from $197,046 for the nine months ended September 30, 2023 mainly due to amortization on intangible assets placed into service subsequent to September 30, 2023.

Impairment expense on intangible assets and goodwill

Impairment expense on intangible assets and goodwill increased by $520, to $795 for the nine months ended September 30, 2024 from $275 for the nine months ended September 30, 2023. Impairment expense on intangible assets and goodwill is related to impaired software development costs.

Restructuring and other costs

Restructuring and other costs decreased by $2,645, or 63.5%, to $1,520 for the nine months ended September 30, 2024 from $4,165 for the nine months ended September 30, 2023. The decrease was primarily driven by reduced legal and acquisition related fees.

Other income, net

Other income, net decreased by $17,574, or 89.7%, to $2,010 for the nine months ended September 30, 2024 from $19,584 for the nine months ended September 30, 2023. The decrease was primarily driven by an increase in loss on foreign exchange of $4,685 due to strengthening of the Euro, a decrease in gains on the Company's derivative instruments of $5,028 and a decrease in gains on debt repurchases of $8,011.

Interest expense, net

Interest expense, net decreased by $4,993, or 4.4%, to $107,646 for the nine months ended September 30, 2024 from $112,639 for the nine months ended September 30, 2023. The decrease in interest expense, net was primarily due to a decrease in amortized issuance costs driven by a lower effective interest rate as well as the benefit of ongoing debt repurchases subsequent to September 30, 2023, offset slightly by interest on increased amounts outstanding under the Revolving Credit Facility.

Income tax expense

The income tax expense decreased by $17,884, or 65.2%, to $9,558 for the nine months ended September 30, 2024 from $27,442 for the nine months ended September 30, 2023. The effective tax rate for the nine months ended September 30, 2024 was 533.1% and differs from the statutory rate due to our valuation allowance on restricted interest carryforwards and BEAT. The effective tax rate for the nine months ended September 30, 2023 was 142.0%. The U.K. statutory tax rate increased from 19% to 25% effective April 1, 2023. The change in the effective tax rate in 2024 compared to 2023 primarily arises as a result of valuation allowance on restricted interest carryforwards, BEAT and discrete tax items identified during the period as noted above.

Net loss

The Company's net loss increased by $3,229, or 39.8%, to $11,351 for the nine months ended September 30, 2024 from a net loss of $8,122 for the nine months ended September 30, 2023. The increase in net loss was largely driven by increased selling, general and administrative expense, as described above, and a loss on foreign exchange, offset slightly by a decrease in interest expense, net and a decrease in income tax expense.

Non-GAAP financial measure

Adjusted EBITDA

Adjusted EBITDA for the Company increased by $11,787, or 3.5%, to $348,709 for the nine months ended September 30, 2024 from $336,922 for the nine months ended September 30, 2023. This increase was primarily driven by increased revenue of $98,168, partially offset by increased cost of services of $42,667 and increased selling, general and administrative expenses as described above.

A reconciliation of Net loss to Adjusted EBITDA is as follows for the nine months ended September 30, 2024 and 2023:

	For the nine months ended September 30,
(U.S. dollars in thousands)	2024	2023
Net loss	$(11,351)	$(8,122)
Income tax expense	9,558	27,442
Interest expense, net	107,646	112,639
Depreciation and amortization	207,028	197,046
Share-based compensation	35,015	23,061
Impairment expense on goodwill and intangible assets	795	275
Restructuring and other costs (1)	1,520	4,165
Loss on disposal of subsidiaries and other assets, net	508	-
Other income, net (2)	(2,010)	(19,584)
Adjusted EBITDA	$348,709	$336,922

(1)
As noted above, restructuring and other costs include acquisition costs related to the Company’s merger and acquisition activity and restructuring costs. For the nine months ended September 30, 2024, restructuring amounted to $931 and other costs of $589 primarily consisted of legal costs. For the nine months ended September 30, 2023, restructuring amounted to $1,415 and other costs of $2,750 primarily consisted of legal costs.
(2)
As noted above, other income, net, consists primarily of foreign exchange gains and losses, gains on debt repurchases and fair value movement in derivative instruments. For the nine months ended September 30, 2024, other income, net mainly includes other gains of $4,505, gains on debt repurchases of $1,621 and a gain on derivative instruments of $1,224, partially offset by a loss on foreign exchange of $4,929. For the nine months ended September 30, 2023, other income, net mainly includes gain on debt repurchases of $9,632, a gain on derivative instruments of $6,252 and other gains of $3,734.

Analysis by Segment

We operate in two operating segments: Merchant Solutions and Digital Wallets. Our reportable segments are the same as our operating segments. Adjusted EBITDA at the segment level is reported to the CODM for purposes of making decisions about allocating resources to the segments and assessing their performance. Adjusted EBITDA of each operating segment includes the revenues of the segment less ordinary operating expenses that are directly related to those revenues and an allocation of shared costs.

The Company allocates shared costs to the two segments and Corporate. Shared costs are the cost of people and other resources consumed in activities that provide a benefit across more than one segment. Shared costs are allocated to each segment primarily based on applicable drivers including headcount and revenue.

Three months ended September 30, 2024 compared to three months ended September 30, 2023

Our results by operating segment for the three months ended September 30, 2024 comprised of the following:

(U.S. dollars in thousands)	Merchant Solutions	Digital Wallets	Corporate (2)	Intersegment	Total
Revenue	$241,142	$190,930	$-	$(4,969)	$427,103
Adjusted EBITDA(1)	$52,646	$84,119	$(18,978)	$-	$117,787

Our results by operating segment for the three months ended September 30, 2023 comprised of the following:

(U.S. dollars in thousands)	Merchant Solutions	Digital Wallets	Corporate (2)	Intersegment	Total
Revenue	$216,847	$182,855	$-	$(3,292)	$396,410
Adjusted EBITDA(1)	$57,467	$79,930	$(21,321)	$-	$116,076

The increase (decrease) in results by operating segment is shown in the following table:

(U.S. dollars in thousands)	Merchant Solutions	Digital Wallets	Corporate (2)	Intersegment	Total
Revenue	$24,295	$8,075	$-	$(1,677)	$30,693
Adjusted EBITDA(1)	$(4,821)	$4,189	$2,343	$-	$1,711

(1)
For a reconciliation of the Company’s net loss to Adjusted EBITDA for the period presented, see “Results of Operations”.
(2)
Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.

Merchant Solutions

Revenue increased by $24,295, or 11.2%, to $241,142 for the three months ended September 30, 2024 from $216,847 for the three months ended September 30, 2023. This increase was mainly due to growth in e-commerce and SMBs.

Adjusted EBITDA decreased by $4,821, or 8.4%, to $52,646 for the three months ended September 30, 2024 from $57,467 for the three months ended September 30, 2023. The decrease was largely due to an increase in cost of services (excluding depreciation and amortization) of $13,381, or 11.5%, largely due to higher volumes, along with increases in personnel costs relating to performance based compensation and annual salary increases, credit losses and legal and professional fees. This was partially offset by an increase in revenue as described above.

Digital Wallets

Revenue increased by $8,075, or 4.4%, to $190,930 for the three months ended September 30, 2024 from $182,855 for the three months ended September 30, 2023. This increase was primarily due to growth from merchants onboarded in the prior year, and continued initiatives related to product and consumer engagement.

Adjusted EBITDA increased by $4,189, or 5.2%, to $84,119 for the three months ended September 30, 2024 from $79,930 for the three months ended September 30, 2023. This increase was largely due to an increase in revenue as noted above. This is partially offset by an increase in cost of services (excluding depreciation and amortization) of $2,318, or 4.5%, largely due to growth in core verticals, along with increases in information technology costs associated with software development and licensing, offset partially by decreased credit losses.

Corporate

Corporate Adjusted EBITDA, comprising of corporate overhead, increased $2,343, or 11.0% to a loss of $18,978 for the three months ended September 30, 2024 from a loss of $21,321 for the three months ended September 30, 2023. This movement in Adjusted EBITDA was primarily due to decreased irrecoverable VAT and personnel costs, offset by increased advertising expenses.

Nine months ended September 30, 2024 compared to nine months ended September 30, 2023:

Our results by operating segment for the nine months ended September 30, 2024 comprised of the following:

(U.S. dollars in thousands)	Merchant Solutions	Digital Wallets	Corporate (2)	Intersegment	Total
Revenue	$727,518	$571,060	$-	$(13,813)	$1,284,765
Adjusted EBITDA(1)	$158,335	$249,806	$(59,432)	$-	$348,709

Our results by operating segment for the nine months ended September 30, 2023 comprised of the following:

(U.S. dollars in thousands)	Merchant Solutions	Digital Wallets	Corporate (2)	Intersegment	Total
Revenue	$651,066	$543,382	$-	$(7,851)	$1,186,597
Adjusted EBITDA(1)	$165,572	$236,350	$(65,000)	$-	$336,922

The increase (decrease) in results by operating segment is shown in the following table:

(U.S. dollars in thousands)	Merchant Solutions	Digital Wallets	Corporate (2)	Intersegment	Total
Revenue	$76,452	$27,678	$-	$(5,962)	$98,168
Adjusted EBITDA(1)	$(7,237)	$13,456	$5,568	$-	$11,787

(1)
For a reconciliation of the Company’s net income / (loss) to Adjusted EBITDA for the period presented, see “Results of Operations”.
(2)
Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.

Merchant Solutions

Revenue increased by $76,452, or 11.7%, to $727,518 for the nine months ended September 30, 2024 from $651,066 for the nine months ended September 30, 2023. This increase was mainly due to growth in e-commerce and SMBs driven by initiatives to expand our sales capabilities and optimize the portfolio.

Adjusted EBITDA decreased by $7,237, or 4.4%, to $158,335 for the nine months ended September 30, 2024 from $165,572 for the nine months ended September 30, 2023. This decrease was due to an increase in cost of services (excluding depreciation and amortization) of $41,100, or 11.9%, largely due to higher volumes, along with an increase in personnel costs, credit losses and legal and professional fees. This decrease was offset partially by an increase in revenue as noted above.

Digital Wallets

Revenue increased by $27,678, or 5.1%, to $571,060 for the nine months ended September 30, 2024 from $543,382 for the nine months ended September 30, 2023. This increase was primarily due to growth from merchants onboarded in the prior year and continuing initiatives related to product and consumer engagement.

Adjusted EBITDA increased by $13,456, or 5.7%, to $249,806 for the nine months ended September 30, 2024 from $236,350 for the nine months ended September 30, 2023. This increase was largely due to an increase in revenue as noted above. This is partially offset by an increase in cost of services (excluding depreciation and amortization) of $7,529, or 5.0%, largely due to growth in core verticals, along with an increase in personnel costs.

Corporate

Corporate Adjusted EBITDA, comprising of corporate overhead, increased $5,568, or 8.6% to a loss of $59,432 for the nine months ended September 30, 2024 from a loss of $65,000 for the nine months ended September 30, 2023. This movement in Adjusted EBITDA was primarily driven by a decrease in personnel costs.

Seasonality

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our business. For instance, our businesses historically experience increased activity during the traditional holiday period and around other nationally recognized holidays, when certain of our gaming operators may run promotions, consumers enjoy more leisure time and younger consumers may receive our products as gifts. Our Digital Wallets businesses experience increased activity based on the occurrence and timing of sporting events. Volatility in our revenue, key operating metrics or their rates of growth could result in fluctuations in our financial condition or results of operations.

Inflation

While inflation may impact our revenue and expenses, we believe the effects of inflation, if any, on our results of operations and financial condition have not been significant. However, there can be no assurance that our results of operations and financial condition will not be materially impacted by inflation in the future.

Quantitative and Qualitative Disclosure about Market Risk

Our market risk includes the potential loss arising from adverse changes in foreign currency exchange rates and interest rates. We monitor risk exposures on an ongoing basis. The Company utilizes derivative financial instruments to manage interest rate risk on its variable rate debt facilities and term loans. The Company does not apply hedge accounting for its derivative financial instruments.

Interest Rate Risk

We are exposed to interest rate risk relating to the portion of our borrowings that are subject to variable interest rates, as well as investment revenue. The Company actively manages interest rate risk through the use of interest rate swaps or caps. Interest rate swaps convert floating rates to fixed, and interest rate caps limit the potential impact of rising interest rates.

As of September 30, 2024, an increase of 100 basis points in interest rates offered on the bank borrowings would result in a $15.2 million unfavorable impact and a decrease of 100 basis points would result in a $15.2 million favorable impact on annualized net loss. Due to the interest rate floors within the Company’s facility agreement of 0.5% on USD SOFR and 0% on EURIBOR, we may not realize the benefit of a decrease of 100 basis points in the applicable interest rates.

As of December 31, 2023, an increase of 100 basis points in interest rates offered on the bank borrowings would result in a $16.0 million unfavorable impact and a decrease of 100 basis points would result in a $16.0 million favorable impact on net loss. Due to the interest rate floors within the Company’s facility agreement of 0.5% on USD SOFR and 0% on EURIBOR, we may not realize the benefit of a decrease of 100 basis points in the applicable interest rates.

Foreign Currency Risk

We have global operations and trade in various foreign currencies, primarily the Great British Pound, Euro, Canadian Dollar, Norwegian Krone, Swiss Franc, Swedish Krona and Polish Zloty. In addition, we are exposed to currency risk associated with translating our functional currency financial statements into its reporting currency, which is the U.S. dollar. As a result, we are exposed to movements in the exchange rates of various currencies against the U.S. dollar.

We manage the exposure to currency risk by commercially transacting materially in U.S. dollars, Euros and Great British Pounds, the currencies in which we materially incur operating expenses. We limit the extent to which we incur operating expenses in other currencies, wherever possible, thereby minimizing the realized and unrealized foreign exchange gain/(loss). The currency of the Company’s borrowings is in part matched to the currencies expected to be generated from the Company’s operations. Intercompany funding is typically undertaken in the functional currency of the operating entities or undertaken to ensure offsetting currency exposures.

As of September 30, 2024, had the U.S. dollar strengthened by 10% in relation to all the other currencies, with all other variables held constant, the net assets of the Company would have decreased by $37.5 million. A weakening of the U.S. dollar by 10% against the above currencies would have had an equal and opposite effect.

As of December 31, 2023, had the U.S. dollar strengthened by 10% in relation to all the other currencies, with all other variables held constant, the net assets of the Company would have decreased by $27.5 million. A weakening of the U.S. dollar by 10% against the above currencies would have had an equal and opposite effect.

Credit Risk

Credit risk is the risk of financial loss if a consumer or merchant counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from our cash and cash equivalents, settlement receivables, restricted cash in respect to customer accounts, and trade receivables.

The Company is also exposed to potential losses from merchant-related chargebacks. A chargeback occurs when a dispute between a cardholder and a merchant, including a claim for non-delivery of the product or service by the merchant, is not resolved in favor of the merchant and the transaction is charged back to the merchant resulting in a refund of the purchase price to the cardholder. If the Company is unable to collect this chargeback amount from the merchant due to closure, bankruptcy or other reasons, the Company bears the loss for the refund paid to the cardholder. The risk of chargebacks is typically greater for those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment.

The cash and cash equivalents and restricted cash in respect to customer accounts are deposited with different banking partners with a variety of credit ratings. Credit exposures are regularly monitored and managed by the Group’s Treasury function with oversight from the Group Safeguarding and Treasury Committee ("STC").

Settlement receivables primarily relate to receivables from third party payment institutions, as well as receivables from distribution partners arising in our Digital Wallets business. These receivables are closely monitored on an ongoing basis. The Digital Wallets business utilizes credit limits and insurance to limit its overall gross exposure to distribution partners.

Credit quality of a customer and distributor is assessed based on their industry, geographical location and financial background, with credit risk managed based on this assessment (i.e. trading limits, shortened payment period and/or requiring collateral, usually in the form of bank guarantees, insurance or cash deposits or holdbacks which can legally be claimed by the Group to cover unpaid receivables). Outstanding trade receivables are regularly monitored to flag any unusual activities such as chargebacks. Having a significant number of consumers and merchants across multiple geographies and industries helps mitigate the Group’s exposure to concentration risk. Through the Group’s global credit risk framework we forecast, under normal business conditions, the probability of the occurrence of credit events before they occur. Customer credit risk is managed by each business unit subject to our established customer credit risk management policies, procedures and controls.

Liquidity Risk

Liquidity risk is the risk that we may be unable to meet our financial obligations as they fall due. We control and monitor both cash levels and cash flow on a regular basis, including forecasting future cash flows. Our objective to managing liquidity is to ensure that, as far as possible, we always have sufficient liquidity to meet our liabilities as they become due.

In order to mitigate short-term liquidity risk and fund future merger and acquisition activity, we have a $305,000 revolving credit facility available, from which we make draw downs and repayments throughout the period. The balance drawn on the revolving credit facility as of September 30, 2024 was $78,269. As of December 31, 2023 we had drawn down $35,640 on our revolving credit facility.

As of September 30, 2024, and December 31, 2023, the total principal amount of our external borrowings was $2,457,655 and $2,519,857, respectively. Subject to the limits contained in the credit agreements that govern our credit facilities, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. All interest and mandatory debt repayments were satisfied during the nine months ended September 30, 2024 and for December 31, 2023.

Our key debt covenant governing these facilities is financial and is monitored monthly. Our primary financial covenant is to maintain a first lien debt ratio below 7.5x of Last Twelve Months EBITDA measure, adjusted for certain items as stipulated in the company’s facilities agreement. As of September 30, 2024, and December 31, 2023, the Company was in compliance with all financial covenants associated with its debt.

In addition, the Company is required to maintain minimum levels of liquidity within its regulated businesses within the United Kingdom and Ireland in accordance with our regulatory requirements. We monitor liquidity levels within our regulated entities on an ongoing basis, in accordance with our liquidity and capital adequacy assessment framework.

Liquidity and Capital Resources

Our primary sources of liquidity have been funds generated from operations, issuance of debt, the use of our revolving credit facilities and a line of credit. We assess our liquidity through an analysis of our working capital together with our other sources of liquidity. As of September 30, 2024 and December 31, 2023, we had $241,381 and $202,322 in cash and cash equivalents, respectively. Furthermore, we had $226,731 available under our Revolving Credit Facility as of September 30, 2024. We had $269,360 available under our Revolving Credit Facility as of December 31, 2023.

In addition to our cash and cash equivalents on our unaudited condensed consolidated statement of financial position, we expect to continue to generate cash from our normal operations as well as the ability to draw down on our credit facilities, disclosed below, as required. We believe that we have sufficient financial resources to fund our activities and execute our business plans during the next 12 months.

Share Repurchase Program

For further discussion regarding our Share Repurchase Program, refer to Note 11, Share Repurchase Program, within the unaudited condensed consolidated financial statements included elsewhere in this Report.

Debt

For further discussion regarding our debt facilities, refer to Note 7, Debt, within the unaudited condensed consolidated financial statements included elsewhere in this Report.

As market conditions warrant, we and/or certain equity holders, Blackstone, CVC and/or our respective affiliates, may from time to time seek to repurchase securities that we have issued or loans that we have borrowed in privately negotiated or open market transactions, by tender offer or otherwise. Subject to any applicable limitations contained in the agreements governing our indebtedness, any such purchases may be funded by existing cash or by incurring new secured or unsecured debt, including borrowings under our credit facilities. The amounts involved in any such purchase transactions, individually or in the aggregate, may be material. Any such purchases may relate to a substantial amount of a particular tranche of debt, with a corresponding reduction, where relevant, in the trading liquidity of that debt. In addition, any such purchases made at prices below the “adjusted issue price” (as defined for U.S. federal income tax purposes) may result in taxable cancellation of indebtedness income to us, which may be material, and result in related adverse tax consequences to us.

Cash Flow

Operating Activities

Net cash flows provided by operating activities mainly consists of our net loss adjusted for non-cash items and movements in working capital.

Non-cash items usually arise as a result of timing differences between expenses recognized and actual cash costs incurred or as a result of other non-cash income or expenses. Non-cash items include: depreciation and amortization; unrealized foreign exchange gain/(loss); deferred tax (expense)/benefit; non-cash interest expense, net; share-based compensation expense; other (expense)/income, net; impairment expense on goodwill and intangible assets; allowance for credit losses; gain/(loss) on disposal of subsidiaries and other assets, net; and non-cash lease expense.

Movements in working capital include the movements in: accounts receivable, net, prepaid expenses, other current assets, accounts payable, other liabilities, and income tax receivable / payable. Movements in working capital are affected by several factors including the timing of month-end and transaction volume, especially for accounts receivable, net and accounts payable.

Net cash flows from operating activities increased by $22,479 to $194,909 for the nine months ended September 30, 2024 from $172,430 for the nine months ended September 30, 2023. The change primarily resulted from increased revenue and lower taxes paid in the current period, offset partially by an increased outflow from working capital.

For the nine months ended September 30, 2024 net cash flows used in operating activities of $194,909 primarily consists of a net loss of $11,351, adjusted for non-cash items of $260,670, largely driven by depreciation and amortization of $208,006, share-based compensation of $35,015 and allowance for credit losses of $28,841, offset by a deferred tax benefit of $17,751, and other income, net of $6,939. This was partially offset by net cash outflows of $57,618 from working capital.

For the nine months ended September 30, 2023 net cash flows provided by operating activities of $172,430 primarily consists of a net loss of $8,122, adjusted for non-cash items of $248,849, largely driven by depreciation and amortization of $197,046, share-based compensation of $23,061, allowance for credit losses of $13,857 and deferred tax expense of $17,453, offset by other income, net. This was partially offset by net cash outflows of $68,297 from working capital.

Investing Activities

Net cash used in investing activities decreased $54,196 to $71,365 for the nine months ended September 30, 2024 from $125,561 for the nine months ended September 30, 2023. This decrease is primarily attributed to a decrease in the purchase of merchant portfolios of $19,525, and an inflow from merchant reserves of $6,510 compared to an outflow of $24,400 in the prior period.

Financing Activities

Net cash used in financing activities decreased $316,219 to $331,923 for the nine months ended September 30, 2024 from $648,142 for the nine months ended September 30, 2023. The change primarily resulted from a decrease in the outflow of the movement in settlement funds – merchant and customers, net.

The Company’s regulatory obligations in the United Kingdom and Ireland include the requirement to safeguard customer funds that have been received either in exchange for electronic money (“e-money”) issued or within the transaction settlement cycle to merchants. Such amounts are recorded as an asset in our consolidated statement of financial position, in customer accounts and other restricted cash, net which is presented as part of cash, cash equivalents, customer accounts and other restricted cash, net as reported in the consolidated statement of cash flows.

The Company also has a corresponding liability to its customers recognized in our consolidated statement of financial position as funds payable and amounts due to customers, as well as settlement receivables, net, that represent timing differences in the settlement process between the cash settlement of a transaction and the recognition of the associated liability. The movements in these account balances are presented net within financing activities (collectively "Settlement funds - merchants and customers, net"). The current year outflow in Settlement funds - merchants and customers, net is consistent with the decline in customer accounts and other restricted cash, net.

Other factors contributing to the decrease include the repurchase of borrowings of $80,253 during the nine months ended September 30, 2024, compared to $124,344 in the nine months ended September 30, 2023. Borrowings and repayments on all facilities were $809,291 and $799,916, respectively, for the nine months ended September 30, 2024 and $765,138 and $743,592, respectively for the nine months ended September 30, 2023, resulting in a decrease in net borrowings. The above was offset partially by a $25,000 outflow related to the purchases of treasury shares following the inception of the share repurchases program in the current period.

We believe that our current level of cash and borrowing capacity under debt facilities, together with future cash flows from operations, will be sufficient to meet the needs of our existing operations and planned requirements for the foreseeable future.

Accounting Pronouncements Not Yet Adopted

Recently issued accounting pronouncements that may be relevant to our operations but have not yet been adopted are outlined in Note 1, Basis of Presentation and Summary of Significant Accounting Policies, within the financial statements included elsewhere in this Report.

Critical Accounting Estimates

There have been no material changes in our critical accounting estimates during the nine months ended September 30, 2024. A detailed discussion of our critical accounting estimates is included within our 2023 Annual Report.